FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: May 25, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

Bank Financial Group

2nd Quarter 2006 • Report to Shareholders • Three and six months ended April 30, 2006

TD Bank Financial Group Delivers Solid Second Quarter 2006 Results

SECOND QUARTER FINANCIAL HIGHLIGHTS compared with the second quarter a year ago:

•	Reported diluted earnings per share[1] were $1.01, up 17% from $.86.
•	Adjusted diluted earnings per share[2] were $1.09, up 9% from $1.00.
•	Reported net income was $738 million, compared with $599 million.
•	Adjusted net income was $780 million, compared with $672 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported diluted earnings per share figures above include the following items of note:
•	Amortization of intangibles of $86 million after-tax (11 cents per share), compared with $90 million after-tax (13 cents per share) in the second quarter last year.
•	The impact of hedging relationships accounting guideline (AcG-13) resulting in a gain of $10 million after-tax (1 cent per share), compared with a gain of $33 million after-tax (5 cents per share).
•	A general loan loss provision release of $39 million after-tax (5 cents per share).
•	A reduction to the TD Ameritrade dilution gain of $5 million (1 cent per share) due to final adjustments to the purchase and sale price.
•
The diluted earnings per share figures above do not include the Bank’s equity interest in the April 2006 results of TD Ameritrade because there is a one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to March 31, 2006. As a result of the one month lag, the impact on earnings per share was approximately 2 cents per share. This effect will not repeat in future quarters.

All dollar amounts are expressed in Canadian currency unless otherwise noted.

1	Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2
Adjusted earnings and reported results referenced in this Press Release and the Report to Shareholders are explained in detail on page 5 under the “How the Bank Reports” section. Commencing from the first quarter 2006, the items of note include the Bank’s amortization of intangible assets. Previously, the Bank described adjusted earnings as earnings before amortization of intangibles and items of note.

TORONTO, May 25, 2006 - TD Bank Financial Group (the “Bank”) today announced its financial results for the second quarter ended April 30, 2006. The Bank delivered a solid quarter with particular strength from Canadian retail operations, which includes Canadian Personal and Commercial Banking through TD Canada Trust, and Canadian Wealth Management through TD Waterhouse Canada.
    “Once again, operating results this quarter clearly show consistent performance focused on long-term growth,” said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. “To complement the momentum of our domestic franchise, we made further investments to strengthen our U.S. growth strategy including our support for TD Banknorth’s acquisition plans for Interchange Financial Services, and we continue to believe our U.S. operations are well positioned to deliver long-term shareholder value.”
    “Over the last three years, our overall Canadian retail operations have delivered earnings growth in the 15% to 18% range - a remarkable achievement,” said Clark. “We think this performance is based on the strength of our integrated customer-focused business model and our ability to leverage our great distribution systems across all our businesses in Canada,” added Clark.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 2

SECOND QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust produced another very strong quarter with earnings up 16% compared with the second quarter last year. Real estate secured lending, small business banking and term deposits all contributed to broad-based volume growth and earnings strength this quarter. The Bank acquired VFC Inc., a leading provider of automotive purchase financing and consumer instalment loans, with 90.2% acquired during the quarter and the remainder acquired by May 19, 2006. Early indications show this business is trending positively.
    “Consistent operational excellence and record-breaking customer service levels are what we continue to see from our Canadian Personal and Commercial Bank,” said Clark. “We’ve been focused on growing small business banking, insurance and credit card products, and I’m pleased with the progress we’ve made. Clearly our strategy is working,” added Clark.

Wealth Management
The second quarter was a record-breaking one for Wealth Management, with a 54% increase in earnings, compared with the second quarter last year. This includes the Bank’s equity share of TD Ameritrade.
    Canadian Wealth Management’s discount brokerage saw record earnings and trading volumes, while record net mutual fund sales boosted TD mutual funds into the category of the top five largest mutual fund portfolios in the country.
TD Ameritrade’s net income contribution translated into a very strong showing of $39 million. This was the result of strong trading volumes, increased client balances and their resulting yields, and new account openings. The combination of TD Ameritrade and TD Waterhouse U.S.A. continues to give the Bank strength in both the long-term investor market and active trader space.
“We are very pleased with the record earnings across the Wealth Management platform in the second quarter,” said Clark. “In Canada, a very strong performance was complemented by solid growth in assets and new client account openings. While we recognize that buoyant markets and typical seasonality contributed to this success, our Canadian Wealth segment continues to invest in building its customer-facing advisor network and supporting infrastructure to generate future growth,” added Clark.

U.S. Personal and Commercial Banking
TD Banknorth had weaker earnings this quarter because of the demanding operating conditions currently facing the U.S. banking market. TD Banknorth continued to experience margin compression during the quarter as a result of a challenging U.S. interest rate environment. This was partially mitigated by strong asset quality while growing consumer loans and deposits, primarily due to the acquisition of Hudson United Bancorp at the end of the first quarter.
    The integration of Hudson is progressing well and earlier this month TD Banknorth successfully completed a systems conversion which will provide all Hudson customers with access to a broader array of products and services. Also notable this quarter was TD Banknorth’s agreement to acquire Interchange Financial Services Corporation for US$480.6 million, which will increase TD Banknorth’s presence in the New Jersey market. The all cash transaction will be financed primarily through TD Banknorth’s sale of approximately 13 million shares of its common stock to the Bank. Together, these acquisitions represent significant growth potential for TD Banknorth.
    “With TD Banknorth and TD Ameritrade we have a two-pronged approach in the United States and together, they are generating strong results and solidifying our U.S. platform,” said Clark. “The TD brand is also about to become better known among millions of U.S. consumers as we launched our first-ever U.S. advertising campaign in April.”

Wholesale Banking
Wholesale Banking delivered solid results in the second quarter driven mainly by a strong contribution from the foreign exchange business and the equity investments portfolio. On a year-to-date basis, adjusted earnings increased by $33 million to $339 million, compared with the prior year period. Wholesale Banking also generated a strong return on invested capital.
    “I am very pleased with the performance Wholesale Banking delivered in the first half of the year, an 11% improvement over the same period one year ago,” said Clark. “We still expect to see 2006 results higher than what we saw in 2005. We continue to believe TD Securities is positioned well to generate solid returns with less risk, and achieve our mission to build a top three dealer in Canada.”

Corporate
As first announced on February 22, 2006, the Bank continued to purchase TD Ameritrade shares on the open market throughout the second quarter. The Bank’s ownership interest in TD Ameritrade increased to 34.3%, as at April 30, 2006. Subsequent to the second quarter, the Bank increased its ownership interest in TD Ameritrade to 39.4%.
    The Bank also acquired TD Banknorth shares and TD Banknorth re-purchased 8.5 million of its own shares during the quarter, increasing the Bank’s ownership percentage in TD Banknorth to 56.2%.

Conclusion
“The Board and our senior management team are pleased with the Bank’s performance for the first half of the year. As I have said before, our goal is to strategically position the Bank - to build for the future - while delivering an acceptable rate of return in the short term. We’ve said that means consistently growing earnings per share by 7% to 10%. We’re doing that this year and we expect to do that next year,” Clark concluded.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section, in other regulatory filings made in Canada and with the SEC, including the Bank’s 2005 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; expanding existing distribution channels; developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts; the Bank’s ability to execute its integration, growth and acquisition strategies, including those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; consolidation in the Canadian financial services sector; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 56 of the Bank’s 2005 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

As in prior quarters, this document, prior to its release, was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the “Bank”) for the quarter and the six months ended April 30, 2006, compared with the corresponding periods. This MD&A should be read in conjunction with our unaudited interim consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2005 Annual Report. This MD&A is dated May 24, 2006. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual or interim consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been restated to conform to the presentation adopted in the current period. Additional information relating to the Bank is on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com.

FINANCIAL HIGHLIGHTS
(unaudited)
	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(millions of Canadian dollars, except as noted)	2006	2006	2005	2006	2005
Results of operations
Total revenues	$3,118	$3,404	$2,910	$6,522	$5,716
Dilution gain, net	(5)	1,564	-	1,559	-
Provision for credit losses	16	114	20	130	30
Non-interest expenses	2,103	2,290	2,057	4,393	4,002
Net income - reported	738	2,307	599	3,045	1,229
Net income - adjusted[1]	780	835	672	1,615	1,357
Economic profit[2]	271	353	242	629	518
Return on common equity	16.5%	55.4%	17.2%	35.5%	18.2%
Return on invested capital[2]	14.6%	16.5%	15.8%	15.6%	16.3%
Financial position
Total assets	$388,596	$384,377	$359,544	$388,596	$359,544
Total risk-weighted assets	135,763	135,883	127,599	135,763	127,599
Total shareholders’ equity	19,283	18,473	15,592	19,283	15,592
Financial ratios - reported (percent)
Efficiency ratio	67.6%	46.1%	70.7%	54.4%	70.0%
Tier 1 capital to risk-weighted assets	12.1	11.9	10.0	12.1	10.0
Tangible common equity as a % of risk-weighted assets	9.0	8.8	6.9	9.0	6.9
Provision for credit losses as a % of net average loans	.04	.29	.06	.16	.04
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.02	$3.23	$.87	$4.25	$1.83
Diluted earnings	1.01	3.20	.86	4.21	1.81
Dividends	.44	.42	.40	.86	.76
Book value	26.24	25.25	22.06	26.24	22.06
Closing share price	62.45	60.65	50.34	62.45	50.34
Shares outstanding (millions)
Average basic	715.7	712.5	690.8	714.1	673.4
Average diluted	722.5	718.9	696.1	720.7	678.7
End of period	718.8	714.7	706.7	718.8	706.7
Market capitalization (billions of Canadian dollars)	$44.9	$43.3	$35.6	$44.9	$35.6
Dividend yield	2.6%	2.8%	2.9%	2.7%	3.0%
Dividend payout ratio	43.0%	13.0%	46.9%	20.3%	42.1%
Price to earnings multiple	11.1	11.1	14.1	11.1	14.1
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.10	$1.16	$1.00	$2.27	$2.05
Diluted earnings	1.09	1.15	1.00	2.25	2.03
Dividend payout ratio	40.7%	36.1%	41.8%	38.3%	38.1%
Price to earnings multiple	14.4	14.3	13.0	14.4	13.0

1  Adjusted earnings and reported results are explained in detail on page 5 under the “How the Bank Reports” section.
2  Economic profit and return on invested capital are adjusted measures and are explained in detail on page 7 under the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; U.S. Personal and Commercial Banking through TD Banknorth; Wealth Management including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $389 billion in assets, as at April 30, 2006. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and on the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange. Additional information relating to the Bank is on the Bank’s website at www.td.com, as well as on SEDAR at www.sedar.com.

How the Bank Reports
The Bank’s financial results, as presented on pages 21 to 34 of this Report to Shareholders, are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes “adjusted” earnings to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted earnings, the Bank removes “items of note”, net of tax, from reported earnings. The items of note are listed in the tables below. The items of note relate to items which management does not believe are indicative of underlying business performance. Commencing the first quarter of 2006, the items of note include the Bank’s amortization of intangible assets which primarily relates to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. Previously, the Bank described adjusted earnings as earnings before the amortization of intangibles and items of note. The Bank believes that adjusted earnings provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted earnings are different from reported results determined in accordance with GAAP. Adjusted earnings and related terms used in this report are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The tables below provide a reconciliation between the Bank’s adjusted earnings and its reported results.

Operating results - reported (unaudited)
	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Net interest income	$1,427	$1,607	$1,393	$3,034	$2,804
Other income	1,691	1,797	1,517	3,488	2,912
Total revenues	3,118	3,404	2,910	6,522	5,716
Dilution gain (loss), net	(5)	1,564	-	1,559	-
Provision for credit losses	16	114	20	130	30
Non-interest expenses	2,103	2,290	2,057	4,393	4,002
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	994	2,564	833	3,558	1,684
Provision for income taxes	244	220	213	464	434
Non-controlling interests, net of tax	47	37	21	84	21
Equity in net income of associated company, net of tax	35	-	-	35	-
Net income - reported	738	2,307	599	3,045	1,229
Preferred dividends	6	5	-	11	-
Net income available to common shareholders - reported	$732	$2,302	$599	$3,034	$1,229

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 6

Reconciliation of non-GAAP measures1 (unaudited)
Adjusted net income to reported results
Operating results - adjusted
	For the three months ended			For the six months ended[4]
	April 30	January 31	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Net interest income	$1,427	$1,607	$1,393	$3,034	$2,804
Other income	1,675	1,834	1,466	3,509	2,877
Total revenues	3,102	3,441	2,859	6,543	5,681
Provision for credit losses	76	114	63	190	143
Non-interest expenses	1,978	2,112	1,901	4,090	3,712
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	1,048	1,215	895	2,263	1,826
Provision for income taxes	260	328	202	588	448
Non-controlling interests, net of tax	50	52	21	102	21
Equity in net income of associated company, net of tax	42	-	-	42	-
Net income - adjusted	780	835	672	1,615	1,357
Preferred dividends	6	5	-	11	-
Net income available to common shareholders - adjusted	$774	$830	$672	$1,604	$1,357
Items of note affecting net income, net of income taxes
Amortization of intangibles[2]	$(86)	$(82)	$(90)	$(168)	$(177)
Dilution gain on Ameritrade transaction, net of costs	(5)	1,670	-	1,665	-
Dilution loss on the acquisition of Hudson United by TD Banknorth	-	(72)	-	(72)	-
Balance sheet restructuring charge in TD Banknorth	-	(19)	-	(19)	-
Wholesale Banking restructuring charge	-	(35)	(15)	(35)	(15)
Hedging impact due to AcG-13	10	10	33	20	22
General allowance release	39	-	-	39	23
Other tax items	-	-	(25)	-	(25)
Non-core portfolio loan loss recoveries (sectoral related)	-	-	24	-	44
Total items of note	(42)	1,472	(73)	1,430	(128)
Net income available to common shareholders - reported	$732	$2,302	$599	$3,034	$1,229

Reconciliation of reported earnings per share (EPS) to adjusted3 (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Canadian dollars)	2006	2006	2005	2006	2005
Diluted - reported	$1.01	$3.20	$.86	$4.21	$1.81
Items of note affecting income (as above)	.06	(2.05)	.11	(1.98)	.19
Items of note affecting EPS only[5]	.02	-	.03	.02	.03
Diluted - adjusted	1.09	1.15	1.00	2.25	2.03
Basic - reported	$1.02	$3.23	$.87	$4.25	$1.83

1.	Certain comparative amounts have been restated to conform to the presentation adopted in the current period.
2.	See additional information in the “Amortization of Intangibles, net of income taxes” table below.
3.
Earnings per share (EPS) is computed by dividing income by the weighted average number of shares outstanding during the period. As a result, the sum of the quarterly EPS figures may not equal year-to-date EPS.

4.
Items of note in addition to those included in the second quarter of 2006 and 2005 are as follows: first quarter 2005 - amortization of intangibles-$87 million; non-core portfolio loan loss recoveries (sectoral related)-$20 million; hedging impact due to AcG-13-($11) million; and $23 million relating to general allowance release; first quarter 2006 - amortization of intangibles-$82 million; dilution gain of U.S. $1.45 billion ($1.67 billion) on the Ameritrade transaction net of costs; dilution loss of $72 million on the acquisition of Hudson United Bancorp by TD Banknorth; the Bank’s share of TD Banknorth’s balance sheet restructuring charge of U.S. $16 million ($19 million); restructuring charge in connection with the previously announced decision to reposition the Bank’s global structured products businesses of $35 million; the impact of hedging relationships accounting guideline (AcG-13) resulting in a gain of $10 million.

5.
Second quarter 2006 - one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include equity share in TD Ameritrade from January 25, 2006 to March 31, 2006. As a result of the one month lag, the impact on earnings per share was approximately 2 cents per share. Second quarter 2005 - adjusting for the impact of TD Banknorth earnings, due to the one month lag between fiscal quarter ends. Only one month of TD Banknorth earnings were included in the second quarter while two months of funding costs and share issuance affected the quarter.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 7

Amortization of Intangibles, net of income taxes (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2006	2005	2006	2005
TD Canada Trust	$60	$64	$80	$124	$162
TD Banknorth Reported amortization of intangibles	17	14	5	31	5
Less: non-controlling interest	3	1	-	4	-
Net amortization of intangibles	14	13	5	27	5
TD Ameritrade (included in equity in net income of associated company)	7	-	-	7	-
Other	5	5	5	10	10
Amortization of intangibles, net of income taxes[1]	$86	$82	$90	$168	$177

[1]	Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
    Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
    Economic profit and ROIC are not defined terms under GAAP. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
    The following table reconciles between the Bank’s economic profit, return on invested capital and adjusted net income. Adjusted earnings and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Average common equity	$18,183	$16,476	$14,298	$17,227	$13,625
Average cumulative goodwill/intangible assets amortized, net of income taxes	3,511	3,432	3,166	3,471	3,123
Average invested capital	$21,694	$19,908	$17,464	$20,698	$16,748
Rate charged for invested capital	9.5%	9.5%	10.1%	9.5%	10.1%
Charge for invested capital	$(503)	$(477)	$(430)	$(975)	$(839)
Net income available to common shareholders - reported	732	2,302	599	3,034	1,229
Items of note impacting income, net of income taxes	42	(1,472)	73	(1,430)	128
Net income available to common shareholders - adjusted	774	830	672	1,604	1,357
Economic profit	$271	$353	$242	$629	$518
Return on invested capital	14.6%	16.5%	15.8%	15.6%	16.3%

Significant Events and Acquisitions in 2006
Acquisition of VFC Inc.
On April 19, 2006, the Bank acquired 90.2% of the issued and outstanding common shares of VFC Inc. (“VFC”), a leading provider of automotive purchase financing and consumer instalment loans, for approximately $294 million, paid in cash and common shares of the Bank in the amounts of $224 million and $70 million, respectively. Since more than 90% of the common shares of VFC were acquired, the Bank exercised its right to acquire the remaining VFC shares pursuant to a compulsory acquisition under the Canada Business Corporations Act, completed on May 19, 2006, for additional consideration of approximately $32 million in cash and Bank shares. As a result, the total consideration was $328 million, including acquisition costs of $2 million.

TD Banknorth
Hudson United Bancorp
On January 31, 2006, TD Banknorth completed the acquisition of Hudson United Bancorp (“Hudson”) for total consideration of $2.2 billion (U.S.$1.9 billion), consisting of cash consideration of $1,073 million (U.S.$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million, which was recorded in the first quarter of 2006. The acquisition of Hudson by TD Banknorth contributed $6.0 billion of personal/business loans and mortgages, $3.2 billion of securities, $1.9 billion of goodwill and intangibles, $.8

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 8

billion of other assets, $8.4 billion of deposits and $3.5 billion of other liabilities to the Bank’s interim consolidated balance sheet. The allocation of the purchase price will be finalized in the third quarter of 2006.
    On February 1, 2006, the Bank announced its intention to commence open market purchases of TD Banknorth shares. The Bank intends to at least maintain its ownership percentage in TD Banknorth at the level prior to the acquisition of Hudson or, as market conditions warrant, to potentially increase its position.

Increase in ownership in TD Banknorth
During the second quarter of 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million (U.S.$255 million), and the Bank acquired .8 million additional shares of TD Banknorth for $27 million (U.S.$23 million) in the course of open market purchases. The Bank also acquired .9 million shares of TD Banknorth pursuant to TD Banknorth’s dividend reinvestment program. These transactions resulted in the Bank’s ownership interest in TD Banknorth increasing from 53.5% as at January 31, 2006 to 56.2% as at April 30, 2006.

Interchange Financial Services Corporation
On April 13, 2006, TD Banknorth announced an agreement to acquire Interchange Financial Services Corporation ("Interchange"), for US$480.6 million cash consideration. The deal is expected to close in TD Banknorth’s first calendar quarter of 2007 and is subject to regulatory approvals and Interchange shareholders’ approval.
    The cash for the transaction will be financed primarily through TD Banknorth's sale of approximately 13 million of its common shares to the Bank at a price of US$31.17 per share, for a total of approximately US$405 million. On a pro forma basis the Bank’s percentage ownership of TD Banknorth will increase to approximately 58.6% after giving effect to the transaction.

TD Waterhouse U.S.A. and Ameritrade
On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business TD Waterhouse U.S.A. at a fair market value of $2.69 billion to Ameritrade Holding Corporation in exchange for a 32.5% ownership in the combined legal entity operating under the name TD Ameritrade. The transaction had resulted in a net dilution gain on sale of U.S.$1.45 billion ($1.67 billion) after-tax in the first quarter of 2006 ($1.64 billion pre-tax). The dilution gain was reduced by $5 million due to final adjustments to the purchase and sale price in the second quarter of 2006.
    The fair value of the Bank’s investment in TD Ameritrade, excluding TD Waterhouse U.S.A., at the date of acquisition, in excess of the Bank’s share of TD Ameritrade’s net book value was approximately $3.7 billion and consists primarily of intangibles ($930 million) and goodwill.
    The Bank’s equity share of TD Ameritrade’s results from January 25, 2006 to TD Ameritrade’s calendar quarter end date has been reported in the Bank’s second quarter results. Thereafter, the Bank’s equity share of TD Ameritrade’s results for TD Ameritrade’s calendar quarter end date will be reported in the Bank’s results for the fiscal quarter.
    In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations for $77 million (U.S.$67 million) cash consideration, which consisted primarily of intangibles and goodwill.

TD Ameritrade
As reported in the first quarter 2006, the Bank committed to purchase at least 15 million shares of TD Ameritrade by August 22, 2006 pursuant to one or more stock trading plans in accordance with Rule 10b5-1 under the U.S. Securities Exchange Act with all purchases being made in the open market, including through block trades.
    During the second quarter of 2006, the Bank acquired 12.9 million additional shares of TD Ameritrade for $301 million (U.S.$263 million), which resulted in the Bank’s ownership interest in TD Ameritrade increasing from 32.5% as at January 31, 2006 to 34.3% as at April 30, 2006. Subsequent to the second quarter, the Bank increased its ownership interest in TD Ameritrade to 39.4%. The Bank intends to reach an ownership level of 39.9% of the outstanding TD Ameritrade common stock.

    See Notes 13 and 17 for more details of acquisitions and dispositions.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
The following is an analysis of the Bank’s performance on an adjusted basis for the second quarter of 2006 against the shareholder indicators the Bank included in the 2005 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purpose of this analysis, the Bank utilizes adjusted earnings, which exclude items of note from the reported results that are prepared in accordance with Canadian GAAP. Adjusted earnings and reported results are explained in detail on page 5 under the “How the Bank Reports” section.
    Economic profit increased by $29 million, or 12%, from a year ago.
    The total shareholder return was 27.7% for the twelve months ended April 30, 2006. The result was driven primarily by appreciation of the Bank’s share price as the closing price of $62.45 on April 30, 2006 was $12.11 higher than a year earlier.
    Adjusted diluted earnings per share was up 9% from a year ago. The increase was the result of strong earnings in Canadian Personal and Commercial Banking and Wealth Management segments.
    Revenue growth exceeded expense growth for the Bank.
    Adjusted return on risk-weighted assets was 2.3%, compared with 2.4% a year ago.

Net Income
Year-over-year comparison
Reported net income for the second quarter was $738 million, up $139 million, or 23%, from the second quarter last year. Adjusted net income was $780 million, up $108 million, or 16%, from a year ago. The increase reflected the inclusion of a full quarter of TD Banknorth’s results and solid results across all our businesses.

Prior quarter comparison
Reported net income decreased by $1,569 million, or 68%, primarily due to the dilution gain recorded on the transaction with TD Ameritrade in the prior quarter. Adjusted net income decreased by $55 million or 7%, reflecting three fewer days in the current quarter and lower trading-related revenues in Wholesale Banking.

Year-to-date comparison
Reported net income increased by $1,816 million, or 148%, primarily due to the dilution gain recorded on the transaction with TD Ameritrade in the first quarter of 2006, the inclusion of TD Banknorth’s results and solid results across all our businesses. Adjusted net income was up $258 million, or 19%, from a year ago.

Net Interest Income
Year-over-year comparison
Net interest income was $1,427 million for the second quarter, an increase of $34 million, or 2%, compared with the same quarter last year. Average earning assets totaled $318 billion, up $39 billion or 14%. The net interest margin as a percentage of average earning assets declined by 21 basis points, to 1.84%, compared with 2.05% a year ago. The decline in net interest margin is due to lower trading-related net interest income in Wholesale Banking.
    Net interest income in TD Banknorth increased $228 million or 230%, due primarily to the inclusion of the full quarter of TD Banknorth’s results versus only one month of results in the same period last year and the acquisition of Hudson. Net interest income in Canadian Personal and Commercial Banking increased $117 million, or 11%, largely driven by volume growth across most banking products, particularly in real estate secured lending, core banking, business deposits and credit cards, as well as improved margins. These increases were partially offset by a decrease of $225 million (on a taxable equivalent basis), or 75%, in Wholesale Banking, largely due to reduced trading-related net interest income within the credit products and equity derivatives businesses. There was also a decrease of $94 million, or 60%, in net interest income in Wealth Management, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade.

Prior quarter comparison
Net interest income decreased by $180 million, or 11%. Average earning assets were $10 billion or 3% higher compared with the prior quarter. The net interest margin as a percent of average earning assets declined by 23 basis points.
    Net interest income was primarily affected by lower income in Wealth Management, which dropped by $116 million, or 65%, primarily attributable to the sale of TD Waterhouse U.S.A. to Ameritrade. Wholesale Banking experienced lower net interest income notably in the credit products and equity derivatives businesses. Net interest income in Canadian Personal and Commercial Banking decreased by $30 million, or 3%, primarily due to three fewer days in the current quarter. U.S. Personal and Commercial Banking rose by $43 million, or 15%, due to the acquisition of Hudson.

Year-to-date comparison
Net interest income was up $230 million, or 8%, compared with the same period last year. The increase in net interest income was primarily a result of the inclusion of TD Banknorth results, which contributed $611 million to the total net interest income in the current period, compared with $99 million in the prior period. Net interest income in Canadian Personal and Commercial Banking increased $205 million, or 10%, mainly due to volume growth in real estate secured lending, core banking, business deposits and credit cards. These increases were partially offset by a decrease of $365 million, or

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 10

63%, in Wholesale Banking, primarily due to reduced trading-related net interest income within the credit and equity businesses. There was also a decrease of $61 million, or 20%, in net interest income in Wealth Management, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade.

Other Income
Year-over-year comparison
Reported other income increased by $174 million, or 11%, from the same quarter last year to $1,691 million, mainly driven by increases in trading revenues, service charges and net investment securities gains. There was also growth in card services, insurance revenues and full service brokerage and other securities services. These increases were partially offset by lower discount brokerage revenues due to the sale of TD Waterhouse U.S.A. to Ameritrade and lower loan securitizations revenues. TD Banknorth contributed $134 million to other income this quarter. Adjusted other income amounted to $1,675 million for the quarter, up $209 million, or 14%, from a year ago.
    Investment and securities services revenues were $532 million, down $75 million, or 12%, compared with the same quarter last year. Self-directed brokerage fees decreased by $89 million, or 40%, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade. Capital market fee revenue (which includes revenues from mergers and acquisitions, underwriting, and equity sales commissions) decreased by $5 million, or 5%, mainly due to a decline in underwriting and merger and acquisition revenues. The decrease was partially offset by higher investment management fees, full service brokerage fees and mutual fund management fees.
    Trading revenues were $247 million, up $168 million, or 213%, from the same quarter last year. Trading-related income (which is the total of trading income reported in other income and net interest income on trading positions reported in net interest income) decreased by $47 million, or 21%, compared with the same quarter last year, primarily due to a decline in trading results in the credit, interest rate and equity portfolios, offset somewhat by strong trading results in foreign exchange and energy.
    Insurance revenues, net of claims, increased by $13 million, or 6%, compared with the same quarter last year, primarily due to increased penetration of existing domestic customers and better loss and claims experience.
    Service charges increased by $49 million, or 29%, largely reflecting inclusion of the TD Banknorth results and an increase in domestic branches revenues.
    Securitization income decreased by $28 million, or 28%, due to lower securitization activity during the quarter.
    Card services increased by $25 million, or 41%, largely due to the inclusion of results from TD Banknorth and increased volume.
    Net investment securities gains were $82 million, up $35 million, or 74%, compared with the same quarter last year.
    The Bank also recognized income of $16 million in the current quarter on a reported basis, related to derivatives not afforded hedge accounting as a result of the adoption of the hedging relationships accounting guideline (AcG-13). This income is not recognized on an adjusted basis.

Prior quarter comparison
Reported other income decreased by $106 million, or 6%, primarily due to lower self-directed brokerage fees. Adjusted other income decreased by $159 million or 9%.
    Investment and securities services revenues were down $110 million or 17%. Self-directed brokerage fees and mutual fund management fees decreased by $88 million, or 40%, and by $8 million, or 5%, respectively due to the sale of TD Waterhouse U.S.A. to Ameritrade and were slightly offset by growth in domestic assets. Full service brokerage revenues increased by $8 million or 12%. Capital market fees decreased by $12 million, or 11%, mainly due to a decline in merger and acquisitions, which reported strong results in the prior quarter, and underwriting revenues.
    Trading revenues decreased by $45 million, or 15%, compared with the prior quarter. Trading-related income decreased by $130 million, or 42%, primarily due to a decline in trading results in the credit, interest rate and equity portfolios. This was partially offest by increases in foreign exchange and energy trading-related income.
    Net investment securities gains increased by $59 million, or 257%, - reflecting a TD Banknorth balance sheet deleveraging charge of $52 million recorded in the prior quarter.

Year-to-date comparison
Reported other income increased $576 million, or 20%, primarily due to higher trading revenues. Adjusted other income rose by $632 million or 22%.
    Investment and securities services revenues were $1,174 million, down $33 million, or 3%, compared with the same period last year. Self-directed brokerage fees decreased by $97 million, or 21%, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade. Mutual fund management fees rose by $18 million or 6%. Investment management fees and full service brokerage revenues rose by $24 million, or 33%, and by $7 million, or 5%, respectively, primarily due to continued solid growth in assets under management and assets under administration. Capital market fee revenue rose by $6 million, or 3%, mainly due to higher equity sales commissions.
    Trading revenues were $539 million, up $384 million, or 248%, compared with the same period last year. Trading-related income increased by $26 million, or 6%, primarily due to improved trading results in foreign exchange and energy.
    Insurance revenues, net of claims, increased by $53 million, or 13%, compared with the same period last year, primarily due to the inclusion of results from the TD Banknorth acquisition and increased penetration of existing domestic customers. Insurance revenues also improved as a result of improved loss and claims experience.
    Service charges increased by $100 million, or 29%, largely reflecting the inclusion of TD Banknorth results and an increase in domestic branches revenues.
    Securitization income decreased by $29 million, or 15%, mainly due to lower securitization activity.
    Credit fees decreased by $15 million, or 8%, primarily due to a decrease in corporate fees, partially offset by higher retail fees.
    Card services increased by $54 million, or 48%, largely due to the inclusion of results from TD Banknorth and increased volume.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 11

    Net investment securities gains were $105 million, up $6 million, or 6%, compared with the same period last year.

Provision for Credit Losses
Year-over-year comparison
During the quarter, the Bank recorded a provision for credit losses of $16 million, a reduction of $4 million from the same quarter last year, primarily due to a general loan loss provision release of $60 million. This reduction was partially offset by higher net specific provision for credit losses recorded during the quarter.

Prior quarter comparison
Provision for credit losses was down $98 million, from $114 million in the prior quarter, primarily due to the $60 million general loan loss provision release and a $45 million decline in specific provisions.

Year-to-date comparison
Provision for credit losses increased $100 million over the prior year. The increase was primarily attributable to a $78 million recovery in the non-core lending portfolio related to amounts previously provided for under sectoral provisions that did not recur and higher net provision for credit losses recorded during the current year. The increase was partially offset by a higher release of the general loan loss provision.

Provision for Credit Losses

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Net new specifics (net of reversals)	$106	$151	$79	$257	$178
Recoveries	(32)	(31)	(55)	(63)	(109)
Provision for credit losses - specifics	74	120	24	194	69
Change in general allowance
TD Bank	(60)	-	-	(60)	(35)
TD Banknorth	2	(6)	(4)	(4)	(4)
Total	$16	$114	$20	$130	$30

Non-Interest Expenses and Efficiency Ratio
Year-over-year comparison
Reported expenses for the quarter were $2,103 million, an increase of $46 million, or 2%, from the same quarter last year, mainly reflecting higher salaries and employee benefits expenses, occupancy, professional and advisory services expenses and other expenses. These increases were partially offset by lower marketing and business development expenses, equipment expenses and brokerage-related fees. Adjusted expenses were $1,978 million for the quarter, up $77 million, or 4%, from a year ago.
    The increase in non-interest expenses of TD Banknorth of $201 million, or 242%, reflected the inclusion of a full quarter of results of TD Banknorth and the acquisition of Hudson. Expenses in Canadian Personal and Commercial Banking increased $69 million, or 7%, mainly due to higher salaries and benefits, higher project development costs and higher marketing costs. In Wealth Management, non-interest expenses decreased by $181 million, or 34%, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by increases in domestic discount brokerage and advice-based and investment management businesses. The domestic increases resulted from higher volume-related execution, clearing costs, mutual fund costs and higher sales force compensation due to growth in the advice-based businesses. In Wholesale Banking, non-interest expenses decreased by $44 million, or 12%, mainly due to lower restructuring charges, lower variable compensation reflecting weaker performance and lower staffing levels.
    Reported efficiency ratio improved to 67.6% from 70.7% in the same quarter last year. The Bank’s adjusted efficiency ratio was 63.8%, compared with 66.5% a year ago.

Prior quarter comparison
Reported non-interest expenses were down $187 million, or 8%, compared with $2,290 million last quarter, primarily due to lower salaries and employee benefits expenses, marketing and business development expenses and equipment expenses. This was partially offset by higher professional and advisory services expenses and occupancy expenses. Adjusted expenses decreased by $134 million or 6%. Expenses in Canadian Personal and Commercial Banking increased by $9 million, or 1%, reflecting higher salaries and benefits, increased technology investments, partially offset by fewer days in the current quarter. In U.S. Personal and Commercial Banking, non-interest expenses increased by $59 million, or 26%, largely due to the Hudson acquisition. In Wealth Management, non-interest expenses decreased $176 million, or 34%, due to the sale of TD Waterhouse U.S.A. The decline of $74 million, or 19%, in Wholesale banking was primarily due to lower restructuring charges, lower variable compensation reflecting weaker performance and lower staffing levels, partially offset by an increase in severance costs.
    Reported efficiency ratio was 67.6%, compared with 46.1% in the prior quarter. The Bank’s adjusted efficiency ratio was 63.8%, compared with 61.4% in the prior quarter.

Year-to-date comparison
Reported non-interest expenses were up $391 million, or 10%, compared with $4,002 million last year, mainly reflecting higher salaries and employee benefits expenses, occupancy expenses and restructuring charges. Adjusted expenses increased by $378 million or 10%. Non-interest expenses were

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 12

primarily affected by higher expenses in U.S. Personal and Commercial Banking. Non-interest expenses in TD Banknorth were $509 million this year, compared with $83 million in the prior period due to the inclusion of a full period of results. Expenses in Canadian Personal and Commercial Banking increased $130 million, or 7%, mainly due to higher salaries and benefits, higher project development costs and higher marketing costs. In Wealth Management, non-interest expenses decreased by $164 million, or 16%, due to the sale of TD Waterhouse U.S.A.
    Reported efficiency ratio improved to 54.4% from 70.0%. The Bank’s adjusted efficiency ratio improved to 62.5% from 65.3%.

Taxes
Year-over-year comparison
As discussed in the ”How the Bank Reports” section, the Bank adjusts its reported earnings to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
    Reported effective tax rate of 24.5% for the quarter was slightly lower than 25.6% in the same quarter last year. The provision for income taxes, on a reported and an adjusted basis, was $244 million and $260 million, respectively.

Prior quarter comparison
The Bank’s reported effective tax rate increased significantly from 8.6% in the prior quarter, primarily due to the fact that there was a minimal tax impact on the TD Ameritrade dilution gain in the prior quarter.

Year-to-date comparison
The Bank’s reported effective tax rate dropped significantly from 25.8% to 13.0%. The decline was mainly due to the fact that there was a minimal tax impact on the TD Ameritrade dilution gain in the prior quarter.

    Indicated below are the statutory income tax rates and income taxes reconciled to the effective income tax rates and provisions for income taxes that the Bank has recorded in the Consolidated Statement of Income.

Taxes

	For the three months ended						For the six months ended
	April 30		January 31		April 30		April 30		April 30
(millions of Canadian dollars)	2006		2006		2005		2006		2005
Income taxes at Canadian statutory income tax rate	$347	34.9%	$897	35.0%	$291	35.0%	$1,244	35.0%	$590	35.0%
Increase (decrease) resulting from:
Dividends received	(53)	(5.3)	(62)	(2.4)	(68)	(8.2)	(115)	(3.2)	(116)	(6.9)
Rate differentials on international operations	(45)	(4.5)	(53)	(2.1)	(61)	(7.3)	(98)	(2.8)	(98)	(5.8)
Federal large corporations tax	2.2		2.1		4.5		4.1		4.3
Items related to dilution gains and losses	2.2		(584)	(22.8)	25	3.0	(582)	(16.4)	25	1.5
Other - net	(9)	(1.0)	20.8		22	2.6	11.3		29	1.7
Provision for income taxes and effective income tax rate - reported	$244	24.5%	$220	8.6%	$213	25.6%	$464	13.0%	$434	25.8%

Certain comparative amounts have been restated.

Reconciliation of non-GAAP provision for income taxes

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Provision for income taxes - reported	$244	$220	$213	$464	$434
Increase (decrease) resulting from items of note:
Amortization of intangibles	43	46	44	89	91
Dilution gain on Ameritrade, net of costs	-	34	-	34	-
Balance sheet restructuring charge in TD Banknorth	-	18	-	18	-
Wholesale Banking restructuring charge	-	15	7	15	7
Hedging impact due to AcG-13	(6)	(5)	(18)	(11)	(13)
Other tax items	-	-	(25)	-	(25)
Non-core loan loss recoveries (sectoral related)	-	-	(19)	-	(34)
General allowance release	(21)	-	-	(21)	(12)
Tax effect - items of note	16	108	(11)	124	14
Provision for income taxes - adjusted	$260	$328	$202	$588	$448

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management, including TD Ameritrade. Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking in Canada, as well as the Bank’s global insurance operations (excluding the U.S.). Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted earnings where applicable, and for those segments the Bank notes that the measure is adjusted. For further details see the “How the Bank Reports” section on page 5. For information concerning the Bank’s measures of economic profit and return on invested capital, see page 7. Segmented information also appears in Note 12 on page 30.
    Net interest income, primarily within Wholesale Banking, is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected primarily in the Wholesale Banking segment’s results is eliminated in the Corporate segment.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the second quarter was $465 million, an increase of $64 million, or 16%, from the same quarter last year and a decrease of $11 million, or 2%, from the previous quarter. For the six months ended April 30, 2006, net income was $941 million, an increase of $116 million, or 14%, from the previous year. The annualized return on invested capital increased to 25% this quarter compared to 23% a year ago and is unchanged from the previous quarter. On a year-to-date basis, the return on invested capital was 25%, up 2% from the previous year. Economic profit grew by $66 million, or 27%, compared with the same quarter last year and decreased by $7 million, or 2%, compared with the previous quarter. On a year-to-date basis, economic profit was $621 million, an increase of $122 million, or 24%, from the previous year.
    Revenue grew by $154 million, or 10%, compared with the same quarter last year and decreased by $33 million, or 2%, from last quarter. On a year-to-date basis, total revenue increased $295 million or 9%. Volume growth continued across most banking products and was the main contributor to the revenue increase, particularly in personal and business deposits, real estate secured lending and credit cards. Net interest income also increased from margin improvements in personal deposits related to the rising interest rate environment. Growth in credit card and business deposit fee income also contributed to the higher revenue growth, compared with the second quarter last year.
    Compared with the same quarter last year, real estate secured lending volume (including securitizations) grew by $11 billion or 10%, personal deposit volume grew by $5 billion or 5% and consumer loans grew by $400 million or 2%. Business deposits grew by $4 billion or 12% and business loans and acceptances increased by $1 billion or 6%. Gross originated insurance premiums grew by $34 million or 6%. As of February 2006, personal deposit market share was 21.5%, up .2% compared with last year and up .1% from last quarter. Personal lending market share was 20.1%, down .3% from last year and remained unchanged from last quarter. Small business lending (credit limits of less than $250,000) market share as of December 2005 was 17.3%, up 1.4% from last year and up .4% from last quarter.
    Margin on average earning assets increased by 3 basis points (bps) from 2.95% to 2.98% when compared with the same quarter last year, as deposit margins improved from the rising interest rate environment. Compared with last quarter, margins decreased 3 bps due to a change in portfolio mix as volume growth continued to shift towards lower margin real estate secured lending products.
    Expenses increased by $69 million, or 7%, compared with the same quarter last year and $9 million, or 1%, from the previous quarter. On a year-to-date basis, expenses increased by $130 million or 7%. Employee compensation, marketing, computing network costs and continued investment in infrastructure were the main factors contributing to the expense increases. The full time equivalent (FTE) staffing levels increased by 578, or 2%, as compared with the same quarter last year, primarily due to the addition of sales and service personnel in branches and call centres as well as continued growth in the insurance business. Positive spread between revenue and expense growth of 3% resulted in a 1.1% improvement in the efficiency ratio from the same quarter last year to 56.1%.
    Provision for credit losses for the quarter decreased by $13 million, or 14%, compared with the same quarter last year and $21 million, or 21%, from the previous quarter. On a year-to-date basis, provision for credit losses decreased by $9 million or 5%. Personal provision for credit losses of $86 million was down $2 million from $88 million in the same quarter last year. Business banking provision for credit losses was a reversal of $8 million compared with a provision for credit losses of $3 million in the same quarter last year on net reversals and recoveries. Annualized provision for credit losses as a percentage of credit volume was .19%, improving .05% from the same quarter last year.
    The outlook for revenue growth continues to be strong for both personal and business banking products as net interest income and fee growth remain strong. Provision for credit losses on personal loans are expected to remain stable, however, business banking provision for credit losses is likely to increase moderately going forward. Expense growth is expected to remain comparable with the first half of 2006, reflecting investments in systems development and infrastructure and marketing efforts. Expense growth will be managed to deliver a positive gap to revenue growth in keeping with TD Canada Trust’s commitment to deliver continuing double-digit earnings growth over time.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 14

U.S. Personal and Commercial Banking
The U.S. Personal and Commercial Banking segment was established March 1, 2005, as a result of the acquisition of a majority interest in TD Banknorth. The results of TD Banknorth are recorded on a one-month lag basis. On January 31, 2006, TD Banknorth closed on the acquisition of Hudson for approximately $2.2 billion (U.S. $1.9 billion) in stock and cash. At January 31, 2006, Hudson had 200 banking offices located in four Northeastern States, total loans of approximately $6 billion and total deposits of approximately $8 billion. The results of the U.S. Personal and Commercial Banking segment include Hudson’s results starting on February 1, 2006.
    U.S. Personal and Commercial Banking net income for the second quarter was $59 million, the annualized return on invested capital was 4.4% and the economic loss was $61 million. These amounts are below first quarter adjusted results due to increased merger and restructuring charges, margin compression, and a weaker US dollar relative to the Canadian dollar. There were no adjustments in the second quarter 2006. The adjustment in the first quarter 2006 in the amount of $19 million related to a balance sheet deleveraging.
    Total revenues were $461 million, compared with adjusted revenues of $409 million in the first quarter. Total revenues increased largely due to the acquisition of Hudson, which was partially offset by margin compression. The margin on average earning assets was 3.83% compared with 3.96% in the first quarter, a decline of 13 basis points due primarily to higher short-term rates. A balance sheet deleveraging was completed in March 2006 under which approximately $2.8 billion (U.S.$2.5 billion) of fixed rate investment securities were sold with the proceeds used to pay down short-term borrowings. It is expected that this restructuring will modestly increase and help steady margins in the future. Excluding the effects of the Hudson acquisition, compared with the prior quarter, commercial loans and consumer loans increased by 1.7%, while residential mortgage loans have continued to decline as lower originations resulted from the higher interest rate environment. Compared with the prior quarter, excluding the effects of the Hudson acquisition, deposits declined by 1.5%.
    Provision for credit losses was $8 million, up slightly from the prior two quarters, and reflects continued strong asset quality. Net impaired loans increased by $22 million (U.S.$18 million) over the prior quarter due largely to the Hudson’s acquisition; net impaired loans as a percentage of total loans and leases was 0.31% at the end of the second quarter, compared with 0.30% at the end of the prior quarter.
    Expenses were $284 million, 17.7% higher than the prior quarter, reflecting merger related and restructuring charges and the Hudson acquisition. The FTE staffing level was approximately 9,100 at the end of the quarter compared with 7,400 at the end of the first quarter; this increase was due largely to Hudson. It is expected that staffing levels will decline slightly in the third quarter after the conversion of the Hudson systems. The efficiency ratio was 61.6%; excluding merger related and restructuring charges, the efficiency ratio was 56.2%.
    TD Banknorth management is focused on stabilizing the net interest income, the integration and development of the Hudson franchise, and organic growth of loans and deposits. Net interest income is expected to continue to be under pressure from intense competition. The balance sheet restructuring will help mitigate interest rate risk. Results of Hudson have been included since February 1, 2006 and revenue growth is expected to accelerate later in 2006 after the systems conversion and name change in May 2006. Investments in infrastructure and increased marketing in the Hudson region will partially offset the cost savings expected after the conversion of the Hudson systems.
    On April 13, 2006, TD Banknorth announced it had entered into a definitive agreement to acquire Interchange Financial Services Corporation (“Interchange”) for approximately U.S.$480 million in cash. Interchange has 30 bank branches in New Jersey. The acquisition, which is subject to the approval of Interchange shareholders, as well as regulatory approvals, is anticipated to close early in calendar 2007.

Wholesale Banking
Wholesale Banking reported net income of $140 million in the second quarter, $10 million lower than the second quarter of last year and $24 million lower than in the previous quarter. On an adjusted basis net income this quarter was $140 million, $25 million lower than the second quarter of last year and $59 million lower than the previous quarter. For the six months ended April 30, 2006, reported and adjusted net income was up $13 million, or 4%, and $33 million, or 11%, respectively. The annualized return on invested capital for the quarter was 25%, compared with 27% in the same quarter of last year and 34% last quarter. On a year-to-date basis, the return on invested capital was 30%, up 5% from the previous year. Economic profit was $75 million in the quarter, compared with $86 million in the same quarter of last year and $132 million last quarter. On a year-to-date basis, economic profit was $207 million, an increase of $60 million, or 41%, from the previous year.
    Adjusted net income in the prior quarter excluded the impact of a restructuring charge of $35 million after-tax ($50 million before tax). Additionally, the adjusted net income in the second quarter last year excluded the impact of a $15 million after-tax restructuring charge ($22 million before tax). These noted adjustments relate to the repositioning of the global structured products businesses, which was announced in 2005. There are no items of note affecting earnings in the current quarter.
    Wholesale Banking revenue is derived primarily from capital markets, lending and investment banking activities. Revenue for the quarter was $534 million, compared with $604 million in the same quarter of last year and $661 million last quarter. The decrease is associated predominately with weaker trading results in the interest rate, credit and equity portfolios, offset somewhat by stronger trading results in foreign exchange and energy. The equity investment portfolio delivered higher revenue compared with the same quarter last year and the previous quarter due to higher security gains. On a year-to-date basis, total revenue was up $21 million or 2%.
    Provision for credit losses comprised allowances for credit losses and the accrual costs for credit protection. The change in the market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. Provisions for credit losses were $11 million in the quarter, compared with $13 million in the same quarter of last year and $29 million last quarter. On a year-to-date basis, provision for credit losses increased

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 15

by $14 million or 54%. The provision last quarter included a specific allowance of $17 million related to a single credit exposure in the Bank’s merchant banking business. The current provision relates primarily to the cost of credit protection.
    Wholesale Banking continues to proactively manage its credit risk and currently holds $2.9 billion in notional credit default swap protection, a decrease of $0.9 billion from the same quarter last year and a decrease of $0.1 billion from last quarter. The decrease from the same quarter last year was largely a result of rebalancing within the protection portfolio coupled with the strengthening of the Canadian dollar relative to the U.S. dollar, as most of the protection is denominated in U.S. currency. The decrease from last quarter was mainly related to rebalancing within the portfolio.
    Adjusted expenses were $321 million, a decrease of $22 million compared with the same quarter last year and $24 million lower than last quarter. On a year-to-date basis, expenses decreased by $9 million or 1%. The reduction from the same quarter last year was primarily due to lower variable compensation reflecting weaker performance and lower staffing levels.. The reduction from last quarter was primarily due to lower variable compensation reflecting weaker performance and lower staffing levels, partially offset by an increase in severance costs.
    Overall, Wholesale Banking had a solid quarter as it continued to implement the repositioning of the global structured products businesses. The solid performance of the domestic franchise and other trading businesses reinforces management’s confidence in the strategy to grow this portion of the business while continuing to prudently manage the Wholesale Bank’s market, credit and operational risk profile.

Wealth Management
Wealth Management’s net income for the second quarter of 2006, including equity share in TD Ameritrade, was $152 million, an increase of $53 million, or 54%, from the same quarter last year and an increase of $14 million, or 10%, from the first quarter 2006. For the six months ended April 30, 2006, net income, including the Bank’s equity share in TD Ameritrade, was $290 million, an increase of $93 million, or 47%, from the previous year. The annualized return on invested capital for the quarter was 26%, up 11% from the same quarter last year and 5% from the previous quarter. On a year-to-date basis, the return on invested capital was 23%, up 8% from the previous year. Economic profit for the quarter was $90 million, an increase of $69 million, or over 100%, year over year and $26 million, or 41%, quarter over quarter. On a year-to-date basis, economic profit was $154 million, an increase of $115 million, or over 100%, from the previous year.
    Total revenue decreased $164 million, or 24%, from the same quarter last year and $220 million, or 30%, from the first quarter of 2006 to $522 million. On a year-to-date basis, total revenue decreased by $85 million or 6%. Total revenue declined due to the sale of TD Waterhouse U.S.A. to Ameritrade on January 24, 2006, partially offset by stronger results in the domestic businesses. Domestically, interest revenue grew due to higher margin balances. Other revenue growth in Canadian Wealth was a result of strong markets which generated higher transaction revenue and higher mutual fund fees.
    Expenses were $349 million in the second quarter, a decrease of $181 million, or 34%, compared with the same quarter last year and $176 million, or 34%, compared with the prior quarter. On a year-to-date basis, total expenses of $874 million declined by $164 million or 16%. The decline was a result of the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by increases in domestic discount brokerage and advice-based and investment management businesses. The domestic increases resulted from higher volume related execution, clearing costs, mutual fund costs and higher sales force compensation due to growth in the advice-based businesses. The efficiency ratio improved from both comparable periods; 10% from the second quarter of 2005 and 4% from the prior quarter.
    Assets under management of $139 billion at April 30, 2006 increased $9 billion, or 7%, from October 31, 2005 due to market growth, strong sales of mutual funds and growth in institutional assets. Assets under administration totaled $154 billion at the end of the quarter, decreasing $161 billion, or 51%, from October 31, 2005 due to the sale of TD Waterhouse U.S.A. to Ameritrade. This was partially offset by significant growth in domestic assets, primarily due to the addition of new assets in all businesses combined with market appreciation.
    While Wealth Management will continue to benefit from strong client asset growth, increases in client-facing advisors and continued investment in supporting infrastructure, the near-term horizon may prove challenging due to projected interest rate increases and a possible equity market slowdown.
    Also included in net income for the second quarter of 2006 in Wealth Management‘s results is $39 million related to the Bank’s equity share in TD Ameritrade from January 25, 2006 to March 31, 2006. The investment in TD Ameritrade was made on January 24, 2006, when TD Waterhouse U.S.A. was sold to Ameritrade. There is a one month lag in reporting TD Ameritrade’s results, as TD Ameritrade reports on a calendar quarter basis. As a result of the one month lag, the impact on earnings per share was approximately (2) cents per share. The effect will not repeat in the future.
    Even with the one month lag, the record quarter results were higher by approximately 18% from TD Waterhouse U.S.A. earnings in the prior quarter.

Wealth Management

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Canadian Wealth	$113	$105	$88	$218	$166
TD Ameritrade / TD Waterhouse U.S.A.	39	33	11	72	31
Net income	$152	$138	$99	$290	$197

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 16

Corporate
During the second quarter 2006, the Corporate segment reported a net loss of $78 million and an adjusted net loss of $36 million. The results included a $5 million after-tax negative adjustment to the dilution gain on the Ameritrade transaction recorded in the first quarter. The segment also included a gain of $16 million ($10 million after-tax) this quarter as a result of the impact of hedging relationships accounting guideline (AcG-13), which requires management to mark-to-market the value of credit protection on the corporate lending portfolio among other economic hedges. The results also reflect the benefit of the Bank’s general allowance release of $60 million ($39 million after-tax), which was more than offset by amortization of intangibles of $125 million ($86 million after-tax) in the quarter. The Bank’s total equity share in TD Ameritrade of $35 million consists of $39 million reported in Wealth Management and negative $4 million reported in Corporate. The Corporate portion represents amortization of intangibles, net of corporate allocation recoveries.
    The reported and adjusted net loss in the second quarter last year was $70 million and $12 million, respectively. Prior year results included income relating to a $43 million ($24 million after-tax) recovery in the non-core lending portfolio related to amounts previously provided for under sectoral provisions offset by amortization of intangibles of $134 million ($90 million after-tax).
    Compared with the prior quarter, the reported net income decline was largely due to the $1,670 million dilution gain on the Ameritrade transaction recorded in that quarter. The prior quarter also included a dilution loss of $72 million after-tax related to the purchase of Hudson by TD Banknorth.
    On a reported basis, for the six months ended April 30, 2006, the Corporate segment reported net income of $1,405 million and on an adjusted basis, a net loss of $79 million.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 17

BALANCE SHEET REVIEW

Total assets were $389 billion at the end of the second quarter 2006, $24 billion higher than October 31, 2005. The increase in assets was partially driven by the acquisition of Hudson by TD Banknorth which added $12 billion of assets to the TD Banknorth balance sheet as at January 31, 2006. Within Wholesale Banking, securities purchased under reverse repurchase agreements and trading securities increased by $6 billion and $4 billion, respectively, compared with October 31, 2005. Business and government loans increased by $5 billion, compared with October 31, 2005, mainly due to the acquisition of Hudson. Personal loans, including securitizations, increased by $1 billion compared with October 31, 2005 primarily due to the inclusion of Hudson, partially offset by the sale of TD Waterhouse U.S.A. in the first quarter 2006. Residential mortgages, including securitizations, were $68 billion, unchanged from October 31, 2005. Bank-originated securitized assets not included on the balance sheet amounted to $25 billion, compared with $24 billion as at October 31, 2005.
    Total deposits were $253 billion at the end of the second quarter 2006, an increase of $6 billion, compared with October 31, 2005. The inclusion of Hudson results contributed $8 billion to this increase. Personal term and non-term deposits increased by $5 billion and $2 billion, respectively, primarily due to the Hudson acquisition as well as organic growth within the Bank’s retail businesses. Growth in personal non-term deposits was partially offset by the sale of TD Waterhouse U.S.A. in the first quarter of 2006. Obligations related to securities sold short under repurchase agreements increased by $6 billion, primarily due to funding a higher level of assets within Wholesale Banking.
    The Bank enters into structured transactions on behalf of clients which results in assets recorded on the Bank’s interim consolidated balance sheet for which market risk has been transferred to third parties via total return swaps. As at April 30, 2006, assets under such arrangements amounted to $16 billion, compared with $14 billion as at October 31, 2005. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $5 billion as at April 30, 2006, unchanged from October 31, 2005. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is maintained.

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $349 million at April 30, 2006, a decrease of $133 million from $482 million at April 30, 2005. The decline was primarily due to lower corporate gross impaired loans in the non-core lending portfolio that is being wound down. As compared with the prior quarter, gross impaired loans decreased by $16 million. Gross impaired loans were at the same level as October 31, 2005. Net impaired loans totaled $(942) million, compared with $(928) million in the same quarter last year and $(993) million in the previous quarter.
    The total allowance for credit losses of $1,291 million at the end of the second quarter was comprised of total specific allowances of $135 million and a general allowance of $1,156 million. Specific allowances decreased by $115 million from a year ago and by $20 million from the previous quarter, mainly due to the winding down of the non-core loan portfolio. General allowance for credit losses at the end of the quarter was at the same level as at the end of the second quarter of last year, mainly due to a general loan loss provision release of $60 million during the quarter, partially offset by provisions arising from acquisitions. General allowance for credit losses declined by $47 million from the prior quarter, primarily due to a general loan loss provision release of $60 million. The total allowance for credit losses was at the same level as October 31, 2005. The Bank establishes general allowances to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Changes in Gross Impaired Loans and Acceptances

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Balance at beginning of period	$365	$349	$513	$349	$537
Additions	214	263	159	477	370
Return to performing status, repaid or sold	(97)	(95)	(164)	(192)	(293)
Arising on acquisition of TD Banknorth	-	-	86	-	86
Write-offs	(130)	(152)	(113)	(282)	(224)
Foreign exchange and other adjustments	(3)	-	1	(3)	6
Balance at end of period	$349	$365	$482	$349	$482

Allowance for Credit Losses

	As at
	April 30	January 31	April 30
(millions of Canadian dollars)	2006	2006	2005
Specific allowance	$135	$155	$250
General allowance	1,156	1,203	1,160
Total allowance for credit losses	$1,291	$1,358	$1,410

Total net impaired loans	$(942)	$(993)	$(928)
Net impaired loans as a percentage of net loans	(.6)%	(.6)%	(.6)%
Provision for credit losses as a percentage of net average loans	.04	.29	.06

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 18

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). As at April 30, 2006, the Bank’s Tier 1 capital ratio was 12.1%, compared with 10.1% at October 31, 2005 and 10.0% at April 30, 2005. The Bank's overall Tier 1 capital was up $3.3 billion from October 31, 2005 and up $3.6 billion compared with April 30, 2005. The increase in the Tier 1 capital ratio from October 31, 2005 was primarily the result of the TD Ameritrade transaction, including the dilution gain of $1,665 million, as well as strong earnings in the first half of this year. Risk weighted assets were up $5.8 billion from October 31, 2005 essentially due to TD Banknorth's acquisition of Hudson. The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, monitoring of asset growth and periodic issuance of capital generating securities.
    During the second quarter of 2006, the Bank issued $500 million of medium-term notes constituting subordinated indebtedness pursuant to its medium-term note program, which qualify as Tier 2B regulatory capital.

Capital Structure and Ratios - reported

	As at
	April 30	Oct. 31	April 30
(billions of Canadian dollars)	2006	2005	2005
Tier 1 capital	$16.4	$13.1	$12.8
Tier 1 capital ratio	12.1%	10.1%	10.0%
Total capital	$19.2	$17.2	$17.1
Total capital ratio	14.1%	13.2%	13.4%
Risk-weighted assets	$135.8	$130.0	$127.6
Tangible common equity	$12.3	$9.6	$8.8
Tangible common equity as a percentage of risk-weighted assets	9.0%	7.4%	6.9%

MANAGING RISK

Interest Rate Risk
The objective of interest rate risk management for the non-trading portfolio is to ensure that stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitability management for its asset and liability positions, including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
    • minimizing the impact of interest rate risk on net interest income and economic value within Canadian Personal and Commercial Banking; and
    • measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.
    The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2006, an immediate and sustained 100 basis point increase in rates would have increased the economic value of shareholders’ equity by $2 million after-tax or .01%. An immediate and sustained 100 basis point decrease in rates would have decreased the economic value of shareholders’ equity by $68 million after-tax or .36%.

Liquidity Risk
The Bank holds a sufficient amount of liquidity to fund its obligations as they become due under normal operating conditions as well as under a base case stress scenario that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is defined as total available liquid assets, less the Bank’s total maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities, measured at a number of points in time up to and including 90 days forward. As at April 30, 2006, the Bank’s consolidated surplus liquid asset position, on a cumulative basis, up to 90 days forward was $14.6 billion, compared with a consolidated surplus liquid asset position of $23.6 billion on October 31, 2005. The Bank ensures that funding obligations are fulfilled by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program, including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk
The Bank manages market risk in its trading books by using several key controls. The Bank’s market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and sensitivity to various market risk factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded, on average, more than once in 100 days. It is also the basis for regulatory capital for market risk. The following table presents average and end-of-quarter general market risk VaR usage for the three and six months ended April 30, 2006, as well as average VaR for the three and six months ended April 30, 2005. For the three and six months ended April 30, 2006, net daily capital markets revenues were positive for 90.5% and 90.7% of the trading days, respectively. Losses in the second quarter never exceeded the Bank’s statistically predicted VaR for the total of the Bank’s trading-related businesses.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 19

Value at Risk Usage
	For the three months ended			For the six months ended
	April 30, 2006	April 30, 2006	April 30, 2005	April 30, 2006	April 30, 2005
(millions of Canadian dollars)	As at	Average	Average	Average	Average
Interest rate risk	$13.0	$10.8	$7.9	$9.4	$8.3
Equity risk	6.1	5.4	6.1	5.1	5.9
Foreign exchange risk	1.2	1.9	2.6	2.1	2.7
Commodity risk	1.1	1.1	1.3	1.0	1.3
Diversification effect	(9.2)	(8.1)	(8.2)	(7.1)	(8.9)
General Market Value at Risk	$12.2	$11.1	$9.7	$10.5	$9.3

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results
	For the three months ended
	2006		2005				2004
(millions of Canadian dollars)	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31
Net interest income	$1,427	$1,607	$1,641	$1,563	$1,393	$1,411	$1,435	$1,452
Other income	1,691	1,797	1,442	1,535	1,517	1,395	1,118	1,181
Total revenues	3,118	3,404	3,083	3,098	2,910	2,806	2,553	2,633
Provision for (reversal of) credit losses	16	114	(15)	40	20	10	(73)	(17)
Dilution gain, net	(5)	1,564	-	-	-	-	-	-
Non-interest expenses	2,103	2,290	2,203	2,577	2,057	1,945	1,904	1,907
Provision for income taxes	244	220	253	12	213	221	127	178
Non-controlling interests	47	37	53	58	21	-	-	-
Equity in net income of associated company, net of tax	35	-	-	-	-	-	-	-
Net income - reported	738	2,307	589	411	599	630	595	565
Adjustments for items of note, net of taxes	42	(1,472)	176	328	73	55	2	36
Net income - adjusted	780	835	765	739	672	685	597	601
Preferred dividends	6	5	-	-	-	-	-	-
Net income available to common shareholders - adjusted	$774	$830	$765	$739	$672	$685	$597	$601

(Canadian dollars)
Basic earnings per share
- reported	$1.02	$3.23	$.83	$.58	$.87	$.96	$.91	$.87
- adjusted	1.10	1.16	1.08	1.04	1.00	1.04	.91	.92
Diluted earnings per share
- reported	1.01	3.20	.82	.58	.86	.95	.90	.86
- adjusted	1.09	1.15	1.06	1.04	1.00	1.04	.91	.91
Return on common shareholders’ equity	16.5%	55.4%	14.8%	10.4%	17.2%	19.5%	19.1%	18.4%

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 20

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited interim consolidated financial statements, as presented on pages 21 to 34 of this Report to Shareholders, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2005. The accounting policies used in the preparation of these consolidated financial statements are consistent with those used in the Bank’s October 31, 2005 audited consolidated financial statements.

Critical Accounting Policies and Estimates
The critical accounting policies and estimates remain unchanged from those disclosed in the Bank’s 2005 Annual Report.

Changes in Accounting Policies and Estimates
There were no new significant accounting policies adopted during the quarter for purposes of preparing the Bank’s financial statements under Canadian GAAP.

Future Changes in Accounting Policies and Estimates
The Canadian Institute of Chartered Accountants (CICA) has issued three new accounting standards - Financial Instruments - Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning in fiscal 2007.
    See Note 1 of the Bank’s 2005 Annual Report for more details of future accounting and reporting changes.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 21

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	Apr. 30	Oct. 31
(millions of Canadian dollars)	2006	2005
ASSETS
Cash and due from banks	$2,046	$1,673
Interest-bearing deposits with banks	10,295	11,745
	12,341	13,418
Securities
Investment	42,847	42,321
Trading	69,809	65,775
	112,656	108,096
Securities purchased under reverse repurchase agreements	32,344	26,375
Loans
Residential mortgages	50,868	52,740
Consumer instalment and other personal	63,308	62,754
Credit card	3,764	2,998
Business and government	39,923	35,044
	157,863	153,536
Allowance for credit losses (Note 3)	(1,291)	(1,293)
Loans (net of allowance for credit losses)	156,572	152,243
Other
Customers’ liability under acceptances	7,035	5,989
Investment in TD Ameritrade (Note 13(c))	3,783	-
Trading derivatives’ market revaluation	35,430	33,651
Goodwill	7,652	6,518
Other intangibles	2,185	2,124
Land, buildings and equipment	1,857	1,801
Other assets	16,741	14,995
	74,683	65,078
Total assets	$388,596	$365,210

LIABILITIES
Deposits
Personal	$138,826	$131,783
Banks	13,597	11,505
Business and government	100,568	103,693
	252,991	246,981
Other
Acceptances	7,035	5,989
Obligations related to securities sold short	27,037	24,406
Obligations related to securities sold under repurchase agreements	16,983	11,284
Trading derivatives’ market revaluation	36,295	33,498
Other liabilities	16,908	18,545
	104,258	93,722
Subordinated notes and debentures (Note 6)	7,748	5,138
Liabilities for preferred shares and capital trust securities (Note 7)	1,786	1,795
Non-controlling interests in subsidiaries	2,530	1,708
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 718.8 and 711.8) (Note 8)	6,245	5,872
Preferred shares (millions of shares issued and outstanding: 17.0 and nil) (Note 8)	425	-
Contributed surplus	51	40
Foreign currency translation adjustments	(507)	(696)
Retained earnings	13,069	10,650
	19,283	15,866
Total liabilities and shareholders’ equity	$388,596	$365,210

Certain comparative amounts have been restated to conform to the current period’s presentation. The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 22

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2005	2006	2005
Interest income
Loans	$2,514	$1,893	$4,966	$3,725
Securities
Dividends	190	268	412	497
Interest	776	747	1,813	1,603
Deposits with banks	78	105	158	200
	3,558	3,013	7,349	6,025
Interest expense
Deposits	1,754	1,223	3,288	2,331
Subordinated notes and debentures	99	83	185	162
Preferred shares and capital trust securities	28	34	67	63
Other liabilities	250	280	775	665
	2,131	1,620	4,315	3,221
Net interest income	1,427	1,393	3,034	2,804
Other income
Investment and securities services	532	607	1,174	1,207
Trading income	247	79	539	155
Insurance, net of claims	228	215	452	399
Service charges	220	171	441	341
Loan securitizations (Note 4)	72	100	164	193
Credit fees	82	85	168	183
Card services	86	61	167	113
Trust fees	37	28	66	45
Net investment securities gains	82	47	105	99
Other	105	124	212	177
	1,691	1,517	3,488	2,912
Total revenues	3,118	2,910	6,522	5,716
Provision for credit losses (Note 3)	16	20	130	30
Dilution gain (loss), net (Note 13 (c))	(5)	-	1,559	-
Non-interest expenses
Salaries and employee benefits	1,093	1,029	2,267	2,010
Occupancy, including depreciation	172	164	338	312
Equipment, including depreciation	138	147	285	279
Amortization of other intangibles	125	134	253	268
Restructuring costs	-	22	50	22
Marketing and business development	96	126	229	230
Brokerage related fees	39	57	92	115
Professional and advisory services	126	114	231	222
Communications	48	49	97	95
Other	266	215	551	449
	2,103	2,057	4,393	4,002

Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	994	833	3,558	1,684
Provision for income taxes	244	213	464	434
	750	620	3,094	1,250
Non-controlling interests in subsidiaries, net of tax	47	21	84	21
Equity in net income of associated company, net of tax (Note 13(c))	35	-	35	-
Net income	738	599	3,045	1,229
Preferred dividends	6	-	11	-
Net income available to common shareholders	$732	$599	$3,034	$1,229

Average number of common shares outstanding (millions)
Basic	715.7	690.8	714.1	673.4
Diluted	722.5	696.1	720.7	678.7
Earnings per share (in dollars)
Basic	$1.02	$.87	$4.25	$1.83
Diluted	1.01	.86	4.21	1.81
Dividends per share (in dollars)	.44	.40	.86	.76

Certain comparative amounts have been restated to conform to the current period’s presentation. The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 23

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the six months ended
	April 30	April 30
(millions of Canadian dollars)	2006	2005
Common shares
Balance at beginning of period	$5,872	$3,373
Proceeds from shares issued on exercise of options	80	72
Proceeds from shares issued as a result of dividend reinvestment plan	207	174
Impact of shares sold in Wholesale Banking	16	25
Issued on acquisition of TD Banknorth	-	1,988
Issued on acquisition of VFC (Note 13 (a))	70	-
Balance at end of period	6,245	5,632
Preferred Shares
Proceeds from share issues (Note 8)	425	-
Balance at end of period	425	-
Contributed surplus
Balance at beginning of period	40	20
Stock options (Note 9)	11	8
Balance at end of period	51	28
Foreign currency translation adjustments
Balance at beginning of period	(696)	(265)
Foreign exchange (losses) gains from investments in subsidiaries and other items	(399)	279
Impact of reduction in investment in TD Waterhouse U.S.A. (Note 13 (c))	66	-
Foreign exchange gains (losses) from hedging activities	774	(477)
(Provision for) benefit of income taxes	(252)	165
Balance at end of period	(507)	(298)
Retained earnings
Balance at beginning of period	10,650	9,540
Net income	3,045	1,229
Common dividends	(615)	(517)
Preferred dividends	(11)	-
Other	-	(22)
Balance at end of period	13,069	10,230
Total shareholders’ equity at end of period	$19,283	$15,592

Certain comparative amounts have been restated to conform to the current period’s presentation. The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 24

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2005	2006	2005
Cash flows from (used in) operating activities
Net income	$738	$599	$3,045	$1,229
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	16	20	130	30
Restructuring costs	-	22	50	22
Depreciation	77	73	162	135
Amortization of other intangibles	125	134	253	268
Stock option expense	4	4	11	8
Dilution loss (gain), net	5	-	(1,559)	-
Net investment securities gains	(82)	(47)	(105)	(99)
Gain on securitizations	(20)	(49)	(53)	(88)
Equity in net income of associated company	(35)	-	(35)	-
Non-controlling interests	47	21	84	21
Changes in operating assets and liabilities
Future income taxes	(64)	206	105	158
Current income taxes payable	39	(109)	(8)	(268)
Interest receivable and payable	9	(100)	(35)	265
Trading securities	5,191	4,229	(4,034)	(4,855)
Unrealized gains and amounts receivable on derivatives contracts	(1,649)	973	(1,779)	(1,252)
Unrealized losses and amounts payable on derivatives contracts	1,361	(417)	2,797	476
Other	(2,500)	(1,353)	(3,535)	175
Net cash from (used in) operating activities	3,262	4,206	(4,506)	(3,775)
Cash flows from (used in) financing activities
Change in deposits	(3,670)	(2,367)	1,330	12,702
Securities sold under repurchase agreements	4,463	(439)	4,993	403
Securities sold short	680	(2,368)	2,631	1,352
Issue of subordinated notes and debentures	541	-	2,341	-
Repayment of subordinated notes and debentures	-	(750)	(150)	(752)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	(21)	(1)	(20)	4
Liability for preferred shares and capital trust securities	(7)	-	(9)	(350)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	3	(10)	3	3
Common shares issued on exercise of options	35	45	80	72
Common shares issued as a result of dividend reinvestment plan	107	101	207	174
Common shares (acquired) sold in Wholesale Banking	18	23	16	25
Dividends paid on common shares	(315)	(281)	(615)	(517)
Issuance of preferred shares	-	-	425	-
Dividends paid on preferred shares	(6)	-	(11)	-
Net cash from (used in) financing activities	1,828	(6,047)	11,221	13,116
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	931	(198)	1,450	(1,423)
Activity in investment securities
Purchases	(65,983)	(4,656)	(77,071)	(14,786)
Proceeds from maturities	62,098	985	67,443	3,901
Proceeds from sales	7,496	5,031	12,215	8,822
Activity from lending activities
Origination and acquisitions	(55,040)	(16,111)	(104,188)	(34,271)
Proceeds from maturities	51,246	14,752	97,756	28,292
Proceeds from sales	265	426	598	1,487
Proceeds from loan securitizations	2,335	2,525	3,392	4,165
Land, buildings and equipment	(233)	(566)	(308)	(539)
Securities purchased under reverse repurchase agreements	(7,497)	2,493	(5,961)	(1,839)
TD Banknorth share repurchase program	(290)	(603)	(290)	(603)
Acquisition and disposition less cash and cash equivalents acquired	(516)	(2,184)	(1,335)	(2,184)
Net cash from (used in) investing activities	(5,188)	1,894	(6,299)	(8,978)
Effect of exchange rate changes on cash and cash equivalents	(14)	15	(43)	30
Net increase (decrease) in cash and cash equivalents	(112)	68	373	393
Cash and cash equivalents at beginning of period	2,158	1,729	1,673	1,404
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,046	$1,797	$2,046	$1,797
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,020	$1,587	$4,301	$3,101
Amount of income taxes paid during the period	260	214	603	545

Certain comparative amounts have been restated to conform to the current period’s presentation. The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: BASIS OF PRESENTATION

These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods of application as the Bank’s Consolidated Financial Statements for the year ended October 31, 2005. Under Canadian GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005 and the accompanying notes included on pages 71 to 109 of the Bank’s 2005 Annual Report. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

Note 2: CHANGES IN ACCOUNTING POLICIES

There were no changes in the Bank’s accounting policies during the quarter.

Note 3: ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is recorded in the Consolidated Balance Sheet and maintained at a level which is considered adequate to absorb credit-related losses on loans, customers’ liability under acceptances and other credit instruments. The change in the Bank’s allowance for credit losses for the six months ended April 30 is shown in the table below.

Allowance for Credit Losses
	For the six months ended			For the six months ended
	April 30, 2006			April 30, 2005
	Specific	General		Specific	General
(millions of Canadian dollars)	Allowance	allowance	Total	allowance	allowance	Total
Balance at beginning of year	$153	$1,140	$1,293	$266	$917	$1,183
Acquisitions of TD Banknorth (includes Hudson) and VFC	-	87	87	27	289	316
Provision for (reversal of) credit losses	194	(64)	130	69	(39)	30
Write-offs	(282)	-	(282)	(224)	-	(224)
Recoveries	63	-	63	109	-	109
Other[1]	7	(7)	-	3	(7)	(4)
Allowance for credit losses at end of period	$135	$1,156	$1,291	$250	$1,160	$1,410

[1]	Includes foreign exchange rate changes and losses on loan sales booked to sectoral allowance.

Note 4: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity for the three and six months ended April 30. In most cases, the Bank retained the responsibility for servicing the assets securitized.

New Securitization Activity
	For the three months ended					For the three months ended
	April 30, 2006					April 30, 2005
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
(millions of Canadian dollars)	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total
Gross proceeds	$1,748	$721	$1,300	$292	$4,061	$1,441	$2,100	$1,300	$299	$5,140
Retained interest	22	5	19	-	46	32	16	24	-	72
Cash flows received on retained interests	49	6	44	1	100	44	9	41	1	95

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 26

New Securitization Activity
	For the six months ended					For the six months ended
	April 30, 2006								April 30, 2005
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
(millions of Canadian dollars)	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total
Gross proceeds	$3,081	$1,448	$2,600	$292	$7,421	$3,090	$2,571	$2,600	$299	$8,560
Retained interest	42	10	45	-	97	67	19	48	-	134
Cash flows received on retained interests	106	14	92	1	213	88	19	84	3	194

The following tables summarize the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and six months ended April 30.

Securitization Gains and Servicing Income

	For the three months ended					For the three months ended
	April 30, 2006					April 30, 2005
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
(millions of Canadian dollars)	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total
Gain on sale (loss)[1]	$(1)	$5	$14	$2	$20	$12	$8	$22	$7	$49
Servicing income	17	5	30	-	52	22	10	19	-	51
Total	$16	$10	$44	$2	$72	$34	$18	$41	$7	$100

Securitization Gains and Servicing Income

	For the six months ended					For the six months ended
	April 30, 2006					April 30, 2005
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
(millions of Canadian dollars)	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total
Gain on sale (loss)[1]	$(2)	$10	$43	$2	$53	$26	$11	$44	$7	$88
Servicing income	55	12	44	-	111	45	20	40	-	105
Total	$53	$22	$87	$2	$164	$71	$31	$84	$7	$193

[1]	For term loans, the gain on sale is after the impact of hedges on assets sold.

The key assumptions used to value the retained interests as at April 30 are shown in the table below.

Key Assumptions
	2006				2005
	Residential		Credit	Commercial	Residential		Credit	Commercial
	mortgage	Personal	card	mortgage	mortgage	Personal	card	mortgage
	loans	loans	loans	loans	loans	loans	loans	loans
Prepayment rate[1]	20.0%	5.9%	44.4%	2.2%	20.0%	6.1%	41.3%	2.7%
Excess spread[2]	.6	1.0	12.8	-	.7	1.1	13.1	-
Discount rate	5.4	3.8	5.2	9.8	5.1	3.3	4.1	9.8
Expected credit losses[3]	-	-	2.5	.1	-	-	2.6	.1

1 Represents monthly payment rate for personal and credit card loans.
2 The excess spread for credit card loans reflects the net portfolio yield, which is interest earned and other revenues less funding costs and losses.
3 There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

During the three months ended April 30, 2006, there were maturities of previously securitized loans and receivables of $2,011 million (Q2/05 - $2,615 million). Proceeds from new securitizations were $2,335 million for the three months ended April 30, 2006 (Q2/05 - $2,525 million). During the six months ended April 30, 2006, there were maturities of previously securitized loans and receivables of $4,029 million (six months ended April 30, 2005 - $4,395 million). Proceeds from new securitizations were $3,392 million for the six months ended April 30, 2006 (six months ended April 30, 2005 - $4,165 million).

Note 5: VARIABLE INTEREST ENTITIES

There were no significant changes in the Bank’s position in non-consolidated variable interest entities during the quarter.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 27

Note 6: SUBORDINATED NOTES AND DEBENTURES

During the first quarter 2006, the Bank issued two medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The first is an $800 million issue which will pay 4.97% until October 30, 2015 and then reset every 5 years thereafter to the 5-year Government of Canada yield plus 1.77% until maturity on October 30, 2104. The notes are redeemable at the Bank’s option at par on October 30, 2015 and qualify as Tier 2A regulatory capital. The second is a $1 billion issue which will pay 4.317% until January 18, 2011 and the bankers' acceptance rate plus 1.00% thereafter until maturity on January 18, 2016. The notes are redeemable at the Bank’s option at par on January 18, 2011 and qualify as Tier 2B regulatory capital.
    During the first quarter 2006, the Bank also redeemed all of the outstanding $150 million 8.40% subordinated debentures, due December 1, 2010, which qualified as Tier 2B regulatory capital.
    During the second quarter 2006, the Bank issued $500 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The notes will pay 4.87% until October 28, 2011 and the banker’s acceptance rate plus 1.00% thereafter until maturity on October 28, 2016. The notes are redeemable at the Bank’s option at par on October 28, 2011 and qualify as Tier 2B regulatory capital.

Note 7: LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

The Bank’s liabilities for preferred shares and capital trust securities are:

Liabilities
(millions of Canadian dollars)	April 30, 2006	Oct. 31, 2005
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 16 Series I	$-	$-
Class A - 14,000 Series M	350	350
Class A - 8,000 Series N	200	200
	550	550
Preferred shares issued by TD Mortgage
Investment Corporation (thousands of shares):
350 non-cumulative preferred shares, Series A	339	345
Total Preferred shares	889	895

Capital Trust Securities (thousands of units)[1]
Trust units issued by TD Capital Trust (900)	897	900
Total Preferred Shares and Capital Trust Securities	$1,786	$1,795

1Included in deposit liabilities on the Interim Consolidated Balance Sheet is $350 million due to TD Capital Trust II.

Note 8: SHARE CAPITAL

Shares Issued and Outstanding
	For the six months ended		For the six months ended
	April 30, 2006		April 30, 2005
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common:
Balance at beginning of period	711.8	$5,872	655.9	3,373
Issued on exercise of options	2.3	80	2.5	72
Issued as a result of dividend reinvestment plan	3.4	207	3.5	174
Impact of shares sold in Wholesale Banking	.2	16.5		25
Issued on the acquisition of VFC	1.1	70	-	-
Issued on the acquisition of TD Banknorth	-	-	44.3	1,988
Balance at end of period - Common	718.8	$6,245	706.7	5,632
Balance at October 31, 2005 - Common	711.8	$5,872
Preferred (Class A - Series O):
Balance at end of period - Preferred	17.0	$425	-	$-
Balance at October 31, 2005 - Preferred	-	$-

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 28

Preferred Shares Issued
On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O shares for gross cash consideration of $425 million, which have been classified as equity on the Consolidated Statement of Changes in Shareholders’ Equity and qualify as Tier 1 capital. On or after November 1, 2010, the Bank may redeem all, or from time to time, part of the outstanding Series O shares by payment in cash of $26.00 per share if redeemed prior to October 30, 2011; $25.75 if redeemed on or after October 30, 2011 and prior to October 30, 2012; $25.50 if redeemed on or after October 30, 2012 and prior to October 30, 2013; $25.25 if redeemed on or after October 30, 2013 and prior to October 30, 2014; and $25.00 if redeemed thereafter together with the unpaid dividends to the date of redemption.

Note 9: STOCK BASED COMPENSATION

The following table summarizes the compensation expense recognized by the Bank for stock option awards for the three and six months ended April 30.

	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2005	2006	2005
TD Bank	$4	$4	$11	$8
TD Banknorth	2	1	4	1
Total	$6	$5	$15	$9

During the three months ended April 30, 2006 and April 30, 2005 neither the Bank nor TD Banknorth granted stock option awards.
    During the six months ended April 30, 2006, 1.9 million (six months ended April 30, 2005 - 2.2 million) options were granted by the Bank with a weighted average fair value of $11.27 per option (six months ended April 30, 2005 - $10.63 per option). During the six months ended April 30, 2006, 2.3 million (six months ended April 30, 2005 - 2.1 million) options were granted by TD Banknorth with a weighted average fair value of $6.01 per option (six months ended April 30, 2005 - $6.60 per option).
    The fair value of options granted by the Bank was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions:

	For the six months ended
	April 30	April 30
	2006	2005
Risk-free interest rate	3.91%	3.70%
Expected option life	5.1 years	5.3 years
Expected volatility	21.9%	25.7%
Expected dividend yield	2.88%	2.84%

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 29

Note 10: EMPLOYEE FUTURE BENEFITS

The Bank’s pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Expense
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2005	2006	2005
Elements of pension plan expense before adjustments to recognize the long term nature of the cost:
Service cost - benefits earned	$18	$11	$36	$23
Interest cost on projected benefit obligation	26	26	53	51
Actual return on plan assets	(141)	(88)	(128)	(119)
Plan amendments	7	4	7	57

Adjustments to recognize the long term nature of plan cost
Difference between costs arising in the period and costs recognized
In the period in respect of:
Return on plan assets[1]	109	60	64	63
Actuarial losses[2]	5	2	11	5
Plan amendments[3]	(5)	(2)	(3)	(54)
Total	$19	$13	$40	$26

[1]
For the three months ended April 30, 2006, includes expected return on plan assets of $32 million (Q2/05 - $28 million) less actual return on plan assets of $141 million (Q2/05 - $88 million). For the six months ended April 30, 2006, includes expected return on plan assets of $64 million (six months ended April 30, 2005 - $56 million) less actual return on plan assets of $128 million (six months ended April 30, 2005 - $119 million).

[2]
For the three months ended April 30, 2006, includes loss recognized of $5 million (Q2/05 - $2 million) less actuarial losses on projected benefit obligation of nil (Q2/05 - nil). For the six months ended April 30, 2006, includes loss recognized of $11 million (six months ended April 30, 2005 - $5 million) less actuarial losses on projected benefit obligation of nil (six months ended April 30, 2005 - nil).

[3]
For the three months ended April 30, 2006, includes amortization of costs for plan amendments of $2 million (Q2/05 - $2 million) less actual cost amendments of $7 million (Q2/05 - $4 million). For the six months ended April 30, 2006, includes amortization of costs for plan amendments of $4 million (six months ended April 30, 2005 - $3 million) less actual cost amendments of $7 million (six months ended April 30, 2005 - $57 million).

Other Pension Plans’ Expense
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April
(millions of Canadian dollars)	2006	2005	2006	2005
CT defined benefit pension plan	$1	$1	$3	$2
TD Banknorth defined benefit pension plans	2	1	4	1
Supplemental employee retirement plans	8	6	17	12
Total	$11	$8	$24	$15

Principal Non-Pension Post-Retirement Benefit Plans Expense
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2005	2006	2005
Service cost - benefits earned	$3	$3	$6	$6
Interest cost on projected benefit obligation	5	5	10	10
Plan amendments		-	(65)	-
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial losses	2	-	4	-
Plan amendments	(2)	-	62	-
Total	$8	$8	$17	$16

Cash Flows
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Pension Plan Contributions
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2005	2006	2005
Principal pension plan	$15	$13	$30	$27
CT defined benefit pension plan	-	-	1	1
TD Banknorth defined benefit pension plans	1	-	33	-
Supplemental employee retirement plans	2	3	4	5
Non-pension post-retirement benefit plans	2	2	4	4
Total	$20	$18	$72	$37

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 30

As at April 30, 2006, the Bank expects to contribute an additional $31 million to its principal pension plan, $1 million to its CT defined benefit pension plan, $.4 million to its TD Banknorth defined benefit pension plans, $4 million to its supplemental employee retirement plans and $4 million to its non-pension post-retirement benefit plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 11: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at April 30 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2005	2006	2005
Basic Earnings per Share
Net income available to common shares ($ millions)	$732	$599	$3,034	$1,229
Average number of common shares outstanding (millions)	715.7	690.8	714.1	673.4
Basic earnings per share ($)	$1.02	$.87	$4.25	$1.83

Diluted Earnings per Share
Net income available to common shares ($ millions)	$732	$599	$3,034	$1,229
Average number of common shares outstanding (millions)	715.7	690.8	714.1	673.4
Stock options potentially exercisable as determined under the treasury stock method[1]	6.8	5.3	6.6	5.3
Average number of common shares outstanding - diluted (millions)	722.5	696.1	720.7	678.7

Diluted earnings per share ($)	$1.01	$.86	$4.21	$1.81

1 For the six months ended April 30, 2006, the computation of diluted earnings per common share excluded weighted average options outstanding of 480 thousand (six months ended April 30, 2005 - 547 thousand) with a weighted exercise price of $60.02 (six months ended April 30, 2005 - $49.40) as the options’ price was greater than the average market price of the Bank’s common shares.

Note 12: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around the following businesses: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three and six months ended April 30 are presented in the following tables:

Results by Business Segment
	Canadian Personal		U.S. Personal and
	and Commercial		Commercial				Wealth
(millions of Canadian dollars)	Banking		Banking		Wholesale Banking[1]		Management		Corporate[1]		Total
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
For the three months ended	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income	$1,147	$1,030	$327	$99	$76	$301	$62	$156	$(185)	$(193)	$1,427	$1,393
Other income	624	587	134	39	458	303	460	530	10	58	1,686	1,517
Total revenue	1,771	1,617	461	138	534	604	522	686	(175)	(135)	3,113	2,910
Provision for (reversal of) credit losses	78	91	8	(7)	11	13	-	-	(81)	(77)	16	20
Non-interest expenses	994	925	284	83	321	365	349	530	155	154	2,103	2,057
Income (loss) before provision for (benefit of) income taxes	699	601	169	62	202	226	173	156	(249)	(212)	994	833
Provision for (benefit of)income taxes	234	200	60	22	62	76	60	57	(172)	(142)	244	213
Non-controlling interests	-	-	50	21	-	-	-	-	(3)	-	47	21
Equity in net income of associated company, net of tax	-	-	-	-	-	-	39	-	(4)	-	35	-
Net income (loss)	$465	$401	$59	$19	$140	$150	$152	$99	$(78)	$(70)	$738	$599
Total assets (billions of Canadian dollars)
- balance sheet	$137.9	$123.6	$46.5	$37.4	$165.5	$156.6	$12.0	$26.4	$26.7	$15.5	$388.6	$359.5
- securitized	34.3	34.5	-	-	-	-	-	-	(9.2)	(11.6)	25.1	22.9

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 31

	Canadian Personal		U.S. Personal and
	and Commercial		Commercial				Wealth
(millions of Canadian dollars)	Banking		Banking		Wholesale Banking[1]		Management		Corporate[1]		Total
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
For the six months ended	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income	$2,324	$2,119	$611	$99	$214	$579	$240	$301	$(355)	$(294)	$3,034	$2,804
Other income	1,251	1,161	207	39	981	595	1,024	1,048	1,584	69	5,047	2,912
Total revenue	3,575	3,280	818	138	1,195	1,174	1,264	1,349	1,229	(225)	8,081	5,716
Provision for (reversal of) credit losses	177	186	15	(7)	40	26	-	-	(102)	(175)	130	30
Non-interest expenses	1,979	1,849	509	83	716	697	874	1,038	315	335	4,393	4,002
Income (loss) before provision for (benefit of) income taxes	1,419	1,245	294	62	439	451	390	311	1,016	(385)	3,558	1,684
Provision for (benefit of) income taxes	478	420	102	22	135	160	139	114	(390)	(282)	464	434
Non-controlling interests	-	-	87	21	-	-	-	-	(3)	-	84	21
Equity in net income of associated company, net of tax	-	-	-	-	-	-	39	-	(4)	-	35	-
Net income (loss)	$941	$825	$105	$19	$304	$291	$290	$197	$1,405	$(103)	$3,045	$1,229

1 The taxable equivalent basis adjustment is reflected primarily in the Wholesale Banking segment’s results and eliminated in the Corporate segment.

Note 13: ACQUISITIONS AND DISPOSITIONS

(a) VFC Inc.
On April 19, 2006, the Bank acquired 90.2% of the issued and outstanding common shares of VFC Inc. (“VFC”) for approximately $294 million, paid in cash and common shares of the Bank in the amounts of $224 million and $70 million, respectively. The acquisition was accounted for by the purchase method. VFC’s results will be reported in the Canadian Personal and Commercial Banking segment. Since more than 90% of the common shares of VFC were acquired, the Bank exercised its right to acquire the remaining VFC shares pursuant to a compulsory acquisition under the Canada Business Corporations Act, completed on May 19, 2006, for additional consideration of approximately $32 million in cash and Bank shares, resulting in a total purchase consideration of $328 million, including acquisition costs of $2 million.
    The acquisition of VFC by the Bank contributed $36 million of cash and cash equivalents, $435 million of loans, $245 million of goodwill and intangibles, $6 million of other assets, $325 million of secured debt and $18 million of other liabilities to the Bank’s interim consolidated balance sheet. The excess of the total purchase consideration paid over the fair value of the identifiable net assets acquired has been allocated entirely to goodwill. The Bank is in the process of valuing certain intangible assets and therefore, the allocation of the purchase price is subject to finalization. Goodwill arising from the acquisition is not amortized but assessed for impairment on at least an annual basis.
    Unaudited pro forma combined results of operations have not been presented as the Bank’s results would not be materially different from as reported. As a result of the Bank’s subsequent acquisition of the remaining 9.8% interest in VFC, the non-controlling interest has not been reflected in the allocation of the purchase price (see Subsequent Events Note 17).

(b) TD Banknorth
Hudson United Bancorp
On January 31, 2006, TD Banknorth completed the acquisition of Hudson United Bancorp (“Hudson”) for total consideration of $2.2 billion (U.S.$1.9 billion), consisting of cash consideration of $1,073 million (U.S.$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction had resulted in a dilution loss for the Bank of $72 million. The acquisition of Hudson by TD Banknorth contributed $6.0 billion of personal/business loans and mortgages, $3.2 billion of securities, $1.9 billion of goodwill and intangibles, $.8 billion of other assets, $8.4 billion of deposits and $3.5 billion of other liabilities to the Bank’s interim consolidated balance sheet. The allocation of the purchase price will be finalized in the third quarter of 2006.
    On February 1, 2006, the Bank announced its intention to commence open-market purchases of TD Banknorth shares. The Bank intends to at least maintain its ownership percentage in TD Banknorth at the level prior to the acquisition of Hudson or, as market conditions warrant, to potentially increase its position.

Increase in ownership in TD Banknorth
During the three months ended April 30, 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million (U.S.$255 million) and the Bank acquired .8 million additional shares of TD Banknorth for $27 million (U.S.$23 million) in the course of open-market purchases. The Bank also acquired .9 million shares of TD Banknorth pursuant to TD Banknorth’s dividend reinvestment program. The Bank began reinvesting in TD Banknorth’s dividend reinvestment program in November 2005 and, as of April 30, 2006, had acquired a total of approximately 1.5 million shares of TD Banknorth pursuant to the program. As of April 30, 2006, the Bank’s ownership interest in TD Banknorth was 56.2%, an increase from 53.5% as at January 31, 2006.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 32

Interchange Financial Services Corporation
On April 13, 2006, TD Banknorth announced an agreement to acquire Interchange Financial Services Corporation ("Interchange"), for US$480.6 million cash consideration. The deal is expected to close in TD Banknorth’s first calendar quarter of 2007 and is subject to regulatory approvals and Interchange shareholders’ approval.
    The cash for the transaction will be financed primarily through TD Banknorth's sale of approximately 13 million of its common shares to the Bank at a price of US$31.17 per share, for a total of approximately US$405 million. On a pro forma basis the Bank’s percentage ownership of TD Banknorth will increase to approximately 58.6% after giving effect to the transaction.

Foreign Exchange
The Bank consolidated TD Banknorth using the exchange rate as at March 31, 2006 as the Bank consolidates TD Banknorth’s results on a one month lag basis. If the April 30, 2006 exchange rate had been used, there would have been an increase in the foreign currency translation adjustment account debit of $257 million, with a corresponding reduction in the Bank’s net assets.

(c) TD Waterhouse U.S.A. and Ameritrade
On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business TD Waterhouse U.S.A. at a fair market value of $2.69 billion to Ameritrade Holding Corporation in exchange for a 32.5% ownership in the combined legal entity operating under the name TD Ameritrade. The transaction resulted in a net dilution gain on sale of U.S.$1.45 billion ($1.67 billion) after-tax during the three months ended January 31, 2006 ($1.64 billion pre-tax). There was a reduction to the TD Ameritrade dilution gain of $5 million due to final adjustments to the purchase and sale price during the three months ended April 30, 2006.
    Accordingly, on acquisition the Bank’s investment in TD Ameritrade over the Bank’s share of TD Ameritrade’s net book value was approximately $3.7 billion and consists primarily of intangibles (approximately $930 million) and goodwill.
    The Bank reports the investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. The Bank’s equity share of TD Ameritrade’s results from the January 25, 2006 acquisition date to TD Ameritrade’s calendar quarter end date has been reported in the Bank’s results for the three months ended April 30, 2006. Thereafter, the Bank’s equity share of TD Ameritrade’s results for TD Ameritrade’s calendar quarter end date will be reported in the Bank’s results for the fiscal quarter. The Bank translated its investment in TD Ameritrade at March 31, 2006 using the exchange rate on that date. If the investment had been translated at the exchange rate on April 30, 2006, there would have been a foreign exchange impact of $158 million, reducing the Bank’s investment in TD Ameritrade, with a corresponding increase in the foreign currency translation adjustment account debit.
    In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations for $77 million (U.S.$67 million) cash consideration, which consisted primarily of intangibles and goodwill.
    On February 22, 2006, the Bank announced that it committed to purchase at least 15 million shares of TD Ameritrade by August 22, 2006 pursuant to one or more stock trading plans in accordance with Rule 10b5-1 under the U.S. Securities Exchange Act and that all purchases would be made in the open market, including through block trades, in compliance with Rule 10b-18 under the U.S. Securities Exchange Act. During the three months ended April 30, 2006, the Bank acquired 12.9 million additional shares of TD Ameritrade for $301 million (U.S.$263 million), which resulted in the Bank’s ownership interest in TD Ameritrade to increase from 32.5% to 34.3% as at April 30, 2006.

Note 14: RESTRUCTURING COSTS

For the three months ended January 31, 2006, the Bank recorded an additional $50 million of restructuring costs, consisting primarily of severance costs in relation to the restructuring of the global structured products businesses within Wholesale Banking.
    As at April 30, 2006, the remaining balance of the liability was $34 million ($25 million at October 31, 2005).

Note 15: CONTINGENCIES

As at April 30, 2006, the total contingent litigation reserve for Enron-related claims was approximately $607 million (U.S.$543 million, unchanged since the August 2005 announcement). The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. It is possible that additional reserves above this level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation. In 2005, the Bank agreed to settle bankruptcy court claims in this matter for approximately $145 million (U.S.$130 million). Payment of this settlement, when made, will reduce the current total reserve for this matter to approximately $462 million.
    The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 33

Note 16: RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Superintendent of Financial Institutions Canada, conform with Canadian generally accepted accounting principles (Canadian GAAP).
    Significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described in the Bank’s 2005 Annual Report with their impact detailed below.

Net Income
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2006[1]	2005	2006[2]	2005
Net income based on Canadian GAAP	$738	$599	$3,045	$1,229
Employee future benefits	-	(1)	2	(1)
Securitizations	-	(1)	-	(3)
Available for sale securities	2	1	8	3
Derivative instruments and hedging activities	49	(79)	16	(167)
Guarantees	(6)	(6)	(12)	(9)
Liabilities and equity	29	34	68	63
Amortization of intangible assets	(15)	(5)	(30)	(5)
Other	5	-	(21)	-
Income taxes and net change in income taxes due to the above items	(38)	65	(13)	108
Non-controlling interests	(8)	(17)	(14)	(40)
Net income based on U.S. GAAP	756	590	3,049	1,178
Preferred dividends	12	12	35	18
Net income applicable to common shares based on U.S. GAAP	$744	$578	$3,014	$1,160
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	715.7	690.8	714.1	673.4
Diluted - U.S. GAAP/Canadian GAAP	722.5	696.1	720.7	678.7
Basic earnings per share - U.S. GAAP	$1.04	$.84	$4.22	$1.72
- Canadian GAAP	1.02	.87	4.25	1.83
Diluted earnings per share - U.S. GAAP	1.03	.83	4.18	1.71
- Canadian GAAP	1.01	.86	4.21	1.81

1 For the three months ended April 30, 2006, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $77 million increase to net interest income, $8 million increase to other income and $67 million increase to non-interest expenses.
2 For the six months ended April 30, 2006, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $148 million increase to net interest income, $77 million decrease to other income and $67 million increase to non-interest expenses.

Consolidated Interim Statement of Comprehensive Income
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2006	2005	2006	2005
Net income based on U.S. GAAP	$756	$590	$3,049	$1,178
Other comprehensive income (loss), net of income taxes
Net change in unrealized gains and losses on available for sale securities	(96)	(42)	(145)	81
Reclassification to earnings in respect of available for sale securities	-	-	-	5
Change in unrealized foreign currency translation gains and losses	159	(86)	189	(33)
Change in gains and losses on derivative instruments designated as cash flow hedges	112	(19)	191	(143)
Reclassification to earnings of gains and losses on cash flow hedges	3	5	21	10
Minimum pension liability adjustment	3	(3)	3	(3)
Comprehensive income	$937	$445	$3,308	$1,095

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 34

Condensed Consolidated Interim Balance Sheet

	As at			As at			As at
	April 30			Oct. 31			April 30
(millions of Canadian dollars)	2006			2005			2005
	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.
	GAAP	ments	GAAP	GAAP	ments	GAAP	GAAP	ments	GAAP
Assets
Cash resources and other	$12,341	$-	$12,341	$13,418	$-	$13,418	$10,854	$-	$10,854
Securities
Investment	42,847	4,238	47,085	42,321	3,898	46,219	39,884	3,973	43,857
Trading	69,809	-	69,809	65,775	-	65,775	71,748	-	71,748
Securities purchased under reverse repurchase agreements	32,344	-	32,344	26,375	-	26,375	23,727	-	23,727
Loans (net)	156,572	-	156,572	152,243	-	152,243	148,802	1	148,803
Investment in TD Ameritrade	3,783	-	3,783
Trading derivatives’ market revaluation	35,430	913	36,343	33,651	674	34,325	34,949	1,595	36,544
Goodwill	7,652	1,612	9,264	6,518	1,604	8,122	6,766	1,673	8,439
Intangible assets	2,185	344	2,529	2,124	338	2,462	2,421	400	2,821
Other assets	25,633	(129)	25,504	22,785	22	22,807	20,393	14	20,407
Total assets	$388,596	$6,978	$395,574	$365,210	$6,536	$371,746	$359,544	$7,656	$367,200
Liabilities
Deposits	$252,991	$35	$253,026	$246,981	$21	$247,002	$248,514	$(6)	$248,508
Trading derivatives’ market revaluation	36,295	740	37,035	33,498	598	34,096	34,349	984	35,333
Other liabilities	67,963	4,262	72,225	60,224	4,037	64,261	51,634	4,317	55,951
Subordinated notes, debentures and other debt	7,748	-	7,748	5,138	-	5,138	5,569	(3)	5,566
Liabilities for preferred shares and Capital Trust Securities	1,786	(1,786)	-	1,795	(1,795)	-	2,210	(2,210)	-
Total liabilities	366,783	3,251	370,034	347,636	2,861	350,497	342,276	3,082	345,358
Non-controlling interests	2,530	3,160	5,690	1,708	3,149	4,857	1,676	3,250	4,926
Shareholders’ equity
Preferred shares	425	536	961	-	545	545	-	960	960
Common shares	6,245	39	6,284	5,872	39	5,911	5,632	39	5,671
Contributed surplus	51	-	51	40	-	40	28	-	28
Foreign currency translation	(507)	507	-	(696)	696	-	(298)	298	-
Retained earnings	13,069	(266)	12,803	10,650	(246)	10,404	10,230	(179)	10,051
Accumulated other comprehensive income
Net unrealized gains on available for sale securities	-	135	135	-	280	280	-	384	384
Foreign currency translation adjustments	-	(507)	(507)	-	(696)	(696)	-	(298)	(298)
Derivative instruments	-	158	158	-	(54)	(54)	-	128	128
Minimum pension liability adjustment	-	(35)	(35)	-	(38)	(38)	-	(8)	(8)

Total shareholders’ equity	19,283	567	19,850	15,866	526	16,392	15,592	1,324	16,916
Total liabilities and shareholders’ equity	$388,596	$6,978	$395,574	$365,210	$6,536	$371,746	$359,544	$7,656	$367,200

Note 17: SUBSEQUENT EVENTS

Subsequent to April 30, 2006, the Bank purchased approximately 30.8 million common shares of TD Ameritrade for approximately $618 million (U.S.$556 million), which resulted in a further increase in the Bank’s interest in TD Ameritrade to 39.4%.
    The Bank acquired the remaining 9.8% of the shares of VFC for approximately $32 million in cash and Bank shares pursuant to the compulsory acquisition provisions of the Canada Business Corporations Act completed on May 19, 2006.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2006 REPORT TO SHAREHOLDERS	Page 35

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent: CIBC Mellon Trust Company, at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, or 1-800-387-0825 or 416-643-5500 or (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email: tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate & Public Affairs at (416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

On-line Investor Presentation: Full financial statements and a presentation to investors and analysts (available on May 25) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from May 25, 2006 to June 25, 2006. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21185231 (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on May 25, 2006 at 3:00 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD’s website and will be available for replay for a period of at least one month.

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES,
AND LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES
FOR THE TWELVE MONTHS ENDED APRIL 30, 20061

        The Bank’s interest requirements on all subordinated notes and debentures, and liabilities for preferred shares and capital trust securities after adjustment for new issues and retirement, amounted to $671 million for the 12 months ended April 30, 2006. The Bank reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes of $5,467 million for the 12 months ended April 30, 2006, which was 8.1 times the Bank’s interest requirements. On an adjusted earnings basis, the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $4,861 million, which was 7.2 times its interest requirements.

1The Bank’s financial results are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes “adjusted” earnings to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted earnings, the Bank removes “items of note”, net of tax, from reported earnings. The items of note relate to items which management does not believe are indicative of underlying business performance. Commencing from the first quarter of 2006, the items of note include the Bank’s amortization of intangible assets which primarily relates to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. Previously, the Bank described adjusted earnings as earnings before the amortization of intangibles and items of note. The Bank believes that adjusted earnings provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted earnings are different from reported results determined in accordance with GAAP. Adjusted earnings and related terms are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. Please see page 5 of the Bank’s Second Quarter 2006 Report to Shareholders for a reconciliation between the Bank’s adjusted earnings and its reported results.